UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008
Commission File Number 0-99
PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM
(Translation of registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐       No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

October 30, 2008
PEMEX Unaudited Financial Results Report
as of September 30, 2008
PEMEX, Mexico’s oil and gas company and the eleventh largest integrated national oil company in the world1, announced its unaudited consolidated financial results as of September 30, 2008.

3Q08 Financial Highlights	• Total sales increased by 26.3% as compared to third quarter of 2007, amounting to Ps. 371.9 billion (US$33.9 billion).[2]
• Income before taxes and duties increased by 40.4% as compared with the third quarter of 2007.
• Taxes and duties increased by 37.7%, amounting to Ps. 251.7 billion (US$22.9 billion).
• Net loss was Ps. 14.4 billion (US$ 1.3 billion).
Jan.-Sep. 08 Financial Highlights
•   Total sales increased by 29.2% as compared with the first nine months of 2007, amounting to Ps. 1,064.9 billion (US$97.0 billion).

•   Income before taxes and duties increased by 44.3%, to Ps. 690.6 billion (US$62.9 billion).

•   Taxes and duties amounted to Ps. 685.1 billion (US$62.4 billion).

•   Net income was Ps. 5.6 billion (US$ 0.5 billion).

Table 1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total sales	294,494	371,873	26.3%	77,379	33,864	824,097	1,064,913	29.2%	240,816	96,974
Domestic sales	147,661	177,756	20.4%	30,095	16,187	435,507	519,382	19.3%	83,874	47,296
Exports	144,133	191,074	32.6%	46,941	17,400	385,355	541,944	40.6%	156,589	49,351
Services income	2,701	3,044	12.7%	343	277	3,235	3,587	10.9%	352	327

Cost of sales	117,226	162,387	38.5%	45,162	14,787	320,928	440,993	37.4%	120,065	40,158

Gross profit	177,269	209,486	18.2%	32,217	19,076	503,169	623,919	24.0%	120,751	56,816

General expenses	21,353	17,319	-18.9%	(4,034)	1,577	60,325	71,582	18.7%	11,257	6,518

Income before taxes and duties	169,098	237,340	40.4%	68,242	21,613	478,681	690,616	44.3%	211,936	62,890

Taxes and duties	182,804	251,733	37.7%	68,929	22,924	464,548	685,061	47.5%	220,513	62,384

Net income (loss)	(13,706)	(14,393)	-5.0%	(687)	(1,311)	14,133	5,555	-60.7%	(8,577)	506

EBITDA(1)	207,663	283,535	36.5%	75,872	25,820	606,896	859,255	41.6%	252,358	78,246

EBITDA / Financial cost(2)	17.2	20.7				15.4	22.1

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Earnings before interest, taxes, depreciation and amortization is a non US-GAAP measure, therefore we provide a reconciliation with net income on page 20. This measure excludes the cost of reserve for labor obligations.

(2)	Excludes capitalized interest.

Note:	Numbers may not total due to rounding.

[1]	Petroleum Intelligence Weekly ranking, December, 2007.

[2]	Convenience translations into US dollars of amounts in pesos have been made at the rate of Ps. 10.9814 = US$1.00 at September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could have been converted into US dollar amounts at the forgoing rate or any other rate.
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PEMEX Unaudited Financial Results Report as of September 30, 2008.	1/47

PEMEX	Corporate Finance Office — Investor Relations

3Q08 Operational Highlights
•    Crude oil production decreased by 9.8% during the third quarter of 2008 to 2,755 thousand barrels per day (Mbd) as compared to the same quarter of the previous year, primarily due to the decline of Cantarell and the effects of hurricane Ike on refineries in the U.S Gulf coast.

• Total natural gas production increased by 14.3%, to 6,963 million cubic feet per day (MMcfd), as a result of higher volumes produced in the offshore regions.

Jan.-Sep. 08 Operational Highlights	• During the first nine months of 2008, crude oil production decreased by 9.7% to 2,822 Mbd as compared to the same period of 2007, due to the decreased production at the Cantarell complex.

• Total natural gas production increased by 13.7%, to 6,804 MMcfd, primarily due to higher volumes produced in the offshore regions.
Operating Items
Exploration and Production

3Q08 Crude Oil Production	During the third quarter of 2008, crude oil production decreased by 9.8% as compared to the same quarter of the previous year, from 3,055 to 2,755 Mbd.

Production of heavy crude oil decreased by 15.3%, primarily due to lower production at the Cantarell complex and production shutdown at wells in the Gulf of Mexico due to lack of additional storage capacity, as a result of the shutdown of refineries in the northern coast of the Gulf of Mexico due to hurricane Ike. Cantarell’s decline was partially offset by a 32% increase in production from Ku-Maloob-Zaap (KMZ).

Conversely, production of light crude oil increased by 0.9%, due to the Ixtal-Manik project, and production of extra-light crude oil production increased by 1.3%, due to completion of wells in the Delta Grijalva project.

Jan.-Sep. 08	During the first nine months of 2008, crude oil production decreased by 9.7% as compared to the same period of the previous year, from 3,126 to 2,822 Mbd, primarily due to the decreased production in the Cantarell complex, even though production performance in KMZ was better than expected.
Table 2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of liquid hydrocarbons

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,449	3,131	-9.2%	(319)	3,540	3,200	-9.6%	(340)
Crude oil	3,055	2,755	-9.8%	(300)	3,126	2,822	-9.7%	(304)
Heavy	2,028	1,717	-15.3%	(310)	2,088	1,803	-13.6%	(285)
Light	823	831	0.9%	7	838	813	-3.0%	(25)
Extra-light	204	207	1.3%	3	199	205	3.0%	6
Natural gas liquids(1)	394	376	-4.6%	(18)	414	378	-8.7%	(36)

(1)	Includes condensates.

Note:	Numbers may not total due to rounding.
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3Q08 Natural Gas Production	Total natural gas production increased by 14.3% as compared to production recorded in the same quarter of the previous year, from 6,094 to 6,963 MMcfd.
The production of associated natural gas increased by 25.9%, primarily due to greater production from the transition zone at the Cantarell complex, and higher production volumes from the Ku-Maloob-Zaap, Caan, Crudo Ligero Marino and Ixtal-Manik projects. The production of non-associated natural gas decreased by 1.2%, primarily due to lower activity at the Burgos and Lankahuasa projects in the Northern region.

Jan.-Sep. 08	During the first nine months of 2008, total natural gas production increased by 13.7% as compared to the same period of the previous year, from 5,982 to 6,804 MMcfd.

Associated natural gas production increased by 23.7%, as a result of higher volumes from the Cantarell and Ku-Maloob Zaap projects.

Non-associated natural gas production increased by 0.7% due to greater production from the Veracruz project in the Northern region.
Table 3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of natural gas and gas flaring

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change
	(MMcfd)				(MMcfd)
Total	6,094	6,963	14.3%	869	5,982	6,804	13.7%	822
Associated	3,482	4,384	25.9%	901	3,386	4,189	23.7%	803
Non-associated	2,612	2,579	-1.2%	(32)	2,597	2,615	0.7%	19

Natural gas flaring	635	1,338	110.6%	703	430	1,231	186.4%	801
Gas flaring / total production	10.4%	19.2%	84.3%		7.2%	18.1%
Note: Numbers may not total due to rounding.

3Q08 Gas Flaring	In the third quarter of 2008, gas flaring represented 19.2% of total natural gas production, primarily due to an increase in production of gas with high nitrogen content in the Northeastern Marine region, surpassing the installed capacity for natural gas. In addition, maintenance and downtime of compression equipment located in offshore platforms contributed to gas flaring during the quarter.

However, during the fourth quarter of 2008, we expect to reduce significantly our gas flaring upon the completion of the installation of gas reinjection and compression stations in the Northeastern Marine region.
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3Q08 Completion of Wells	During the third quarter of 2008, the number of wells drilled increased by 18.8% with respect to the same quarter of the previous year, from 160 to 190 wells.

The number of development wells increased by 30 as compared to the same quarter of the previous year, due to higher activity at the Aceite Terciario del Golfo (Chicontepec) project in the Northern region.

The number of exploratory wells drilled totaled 15, as in the third quarter of 2007.

As of September 30, 2008, the total number of operating wells increased by 461, as compared to September 20, 2007, primarily due to an increase in production wells at the Poza-Rica — Altamira project, located in the Northern region. Likewise, the number of non-associated gas production wells increased by 4.8% to 3,122 wells, primarily due to the completion of wells in the Burgos and Veracruz projects in the Northern region.

Jan.-Sep. 08 Drilling Equipment	During the first nine months of 2008, the number of operating drilling rigs increased by 8.5% to 242. Pemex-Exploration and Production (PEP) owns 113 rigs of the total drilling rigs; the remaining are owned by independent contractors.

Jan.-Sep. 08 Offshore Platforms	During first nine months of 2008, the number of offshore platforms increased by 5.1% as compared to the same period of the previous year, from 215 to 226 . These platforms provide various services, including storage, processing, control, housing, drilling, and telecommunications among others.
Table 4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Inventory of wells and drilling equipment

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change
	(Number of wells)				(Number of wells)
Wells drilled	160	190	18.8%	30	478	522	9.2%	44
Development	145	175	20.7%	30	441	479	8.6%	38
Exploration	15	15	0.0%	0	37	43	16.2%	6

Total operating wells (1)					5,860	6,321	7.9%	461
Injection					298	253	-15.1%	(45)
Production					5,562	6,068	9.1%	506
Crude					2,584	2,946	14.0%	362
Non associated gas					2,978	3,122	4.8%	144

Selected operating infrastructure(1)
Drilling rigs					223	242	8.5%	19
Offshore platforms					215	226	5.1%	11

(1)	At end of period.
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PEMEX	Corporate Finance Office — Investor Relations

3Q08 Seismic Information	During the third quarter of 2008, the number of kilometers covered by 2D seismic studies increased to 938 km, 756 km more than during 2007, while the area covered by 3D seismic studies decreased to 1,012 km2, 4,089 km2 less compared to the same quarter of 2007.

The increase in 2D studies was due to the acquisitions carried out by the projects Múzquiz of the Northern region and Malpaso of the Southern region, while the decrease in 3D studies was due to lower supply of specialized vessels for the acquisition of marine seismic in the South Gulf of Mexico project and the adverse climate conditions in the Veracruz project.

Nevertheless, during the first nine months of 2008 the seismic acquisitions were greater than the acquisitions during the first nine months of 2007.
Table 5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Seismic studies for exploration and development

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change

Seismic information
2D (km)	182	938	415.4%	756	288	2,197	662.8%	1,909
3D (km2)	5,101	1,012	-80.2%	(4,089)	6,276	7,733	23.2%	1,457
Note: Numbers may not total due to rounding.

3Q08	Our main discoveries during the third quarter of 2008 were:
Discoveries
Table 6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Main discoveries

Successful wells in
Project	3Q08	Geologic age	Initial production	Type

Burgos	Grande-1	Paleocene	1.9 MMcfd	Non-associated natural gas
	Cali-1	Eocene	23.1 MMcfd	Non-associated natural gas

Veracruz	Kabuki-1	Miocene	17.6 MMcfd	Non-associated natural gas
	Cauchy-1	Miocene	9.2 MMcfd	Non-associated natural gas

Ku-Maloob-Zaap	Pit-DL 1	Early Cretaceous	6.5 Mbd	Heavy crude oil

Cantarell	Kambesah-1	Early Cretaceous	1.6 Mbd	Light crude oil
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3Q08 Cantarell	The main developments at the Cantarell project during the third quarter of 2008 were the following:

• completion of 6 development wells,

• 10 major and 12 minor well workovers,

• construction of a gas pipeline and an oil pipeline from Sihil to Akal; and

• completion of the gas pipeline for gas lift from Ku to Sihil.

3Q08 Ku-Maloob- Zaap	On September 9, 2008, the Ku-Maloob-Zaap project recorded a production record of 763 Mbd, as a result of the commencement of operations of several wells. During the third quarter of 2008, the main activities at the Ku-Maloob-Zaap were:

• completion of 8 development wells,

• 3 major and 45 minor well workovers,

• construction of the gas pipeline Zaap-A to Zaap C,

• installation of the drilling platform Lum-A, and

• completion of housing platform Ku-H.

2008 Production Estimate	Our production goals for 2008 include maintaining crude oil and natural gas production at approximately 2.7 — 2.8 MMbd and 6.7 — 6.8 MMMcfd, respectively.
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Gas and Basic Petrochemicals

3Q08 Gas Processing	During the third quarter of 2008, total on-shore natural gas processing was 2.8% greater than in the same quarter of the previous year, mainly due to lower than normal production of sour wet gas in the third quarter of 2007, which increased by 6.9% as a result of lower production due to the attacks of pipelines registered on September 2007 and hurricane Dean on August 2007.

Sweet wet gas processing, however, decreased by 8.2% due to lower gas supply in the Northern region. As a result, dry gas production increased by 1.7%.

Natural gas liquids production decreased by 4.6% primarily due to a 34.5% decrease in production of condensates in the same period, from 69 to 45 Mbd, associated with illegal tapping at Burgos, as well as to increased nitrogen content in associated gas in the Northeast Marine region.

Jan.-Sep. 08	During the first nine months of 2008, total on-shore natural gas processing fell by 1.8% as compared to the same period of the previous year, as a result of a decrease in the supply of sweet wet gas to processing plants.
Table 7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas processed and dry gas production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	4,150	4,264	2.8%	114	4,317	4,241	-1.8%	(76)
Sour wet gas	3,012	3,219	6.9%	207	3,179	3,170	-0.3%	(9)
Sweet wet gas	1,139	1,045	-8.2%	(93)	1,138	1,071	-5.9%	(67)

Production
Dry natural gas	3,420	3,479	1.7%	59	3,571	3,466	-3.0%	(106)
Natural gas liquids (Mbd)(1)	394	376	-4.6%	(18)	414	378	-8.7%	(36)

(1)	Includes condensates.

Note:	Numbers may not total due to rounding.

3Q08 Infrastructure Projects	As of September 30, 2008, the construction of cryogenic plants 5 and 6 in the Burgos Gas Processing Center (GPC) was 97% complete. Both plants are expected to commence operations during the last quarter of 2008.

On August 28, 2008, PEMEX announced the construction of the first large scale cogeneration plant in the Nuevo PEMEX GPC with a power generation capacity of 300 megawatts (MW) and 550 tons per hour (t/h) of vapor. This project should enable PEMEX to supply low cost power to other PEMEX centers and reduce its greenhouse gas emissions.
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Refining

3Q08 Processing	During the third quarter of 2008, total crude oil processing increased by 2.7% as compared to the same quarter of the previous year. Light crude oil processing decreased by 2.4% due to the operational program aimed at increasing the utilizaton of deep conversion equipment; in contrast, heavy crude oil processing increased by 11.8%, due to lower than normal levels recorded during the third quarter of 2007, as a result of the shutdown pipelines for repairs after they were attacked during July and September.

Jan.-Sep. 08	During the first nine months of 2008, total crude oil processing decreased by 0.8% as compared to the same period of 2007, primarily as a result of greater maintenance activity programmed during 2008.
Table 8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil processing

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change
	(Mbd)				(Mbd)
Total processed	1,217	1,250	2.7%	32	1,275	1,265	-0.8%	(10)
Light Crude	783	764	-2.4%	(19)	802	755	-5.8%	(47)
Heavy Crude(1)	434	486	11.8%	51	473	510	7.7%	37

(1)	Excludes reconstituted crude.

Note:	Numbers may not total due to rounding.

3Q08 Capacity Utilization	As a consequence of the increase in our total crude oil processing, during the third quarter of 2008, our primary distillation capacity utilization rate increased from 79.7% to 81.9%.

3Q08 Production	The average production of petroleum products decreased by 1.6% as compared to the same quarter of the previous year, from 1,458 to 1,434 Mbd, as a result of maintenance during the quarter. Production of gasoline decreased by 2.5%, while fuel oil production decreased by 6.8%. Additionally, production of liquefied petroleum gas (LPG) decreased by 4.3%, primarily due to lower production of natural gas liquids.

Despite the increase in crude oil processing, production of petroleum products recorded a decrease, primarily due to an inventory reduction of intermediate and final products during the third quarter of 2007, as a result of the attacks to our facilities.

Jan.-Sep. 08 Production	During the first nine months of 2008, average production of petroleum products decreased by 2.5%, as compared to same period of the previous year, from 1,531 to 1,492 Mbd, primarily due to a higher level of maintenance during 2008.

In particular, production of fuel oil decreased as a result of greater utilization of deep conversion equipment, and LPG production decreased due to lower production of natural gas liquids.
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Table 9
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Petroleum products

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change
	(Mbd)				(Mbd)
Total production	1,458	1,434	-1.6%	(24)	1,531	1,492	-2.5%	(38)
Gasolines	443	432	-2.5%	(11)	459	450	-1.9%	(9)
Fuel oil	302	282	-6.8%	(21)	314	286	-8.7%	(27)
Diesel	316	324	2.6%	8	334	346	3.9%	13
Liquefied petroleum gas (LPG)(1)	215	206	-4.3%	(9)	230	210	-8.9%	(20)
Jet Fuel	67	59	-12.1%	(8)	67	66	-1.9%	(1)
Other(2)	114	132	14.9%	17	127	134	4.9%	6

(1)	Excludes butylene and propylene and includes isobutanes from Pemex-Gas and Basic Petrochemicals and butane from Pemex-Petrochemicals.

(2)	Includes mainly paraffins, furfural extract, aeroflex, asphalt, among others.

Note:	Numbers may not total due to rounding.

3Q08 Variable Refining Margin	In the third quarter of 2008, PEMEX’s variable refining margin[3] decreased from US$4.5 to a negative margin of US$1.85 per barrel as compared to the same quarter of the previous year. This was primarily due to higher oil prices and consistent with the decrease in international margins.

3Q08 Franchises	As of September 30, 2008, the number of franchised gas stations increased by 5.4% with respect to the same quarter of the previous year, from 7,801 to 8,222 franchises.

Infrastructure Works 3Q08	On July 30, 2008, PEMEX sent to Congress a feasibility study regarding the construction of a new refinery in Mexico. The project comprises a coking unit with 300 Mbd refining capacity for Maya crude, and a production capacity of 142 Mbd of ultra low sulfur gasoline and 94 Mbd of middle distillates.

On October 8, 2008, the President announced the approval of this refinery project as part of the Program to Promote Growth and Employment.

[3]	The variable refining margin is an estimate of operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, auto consumption (fuel oil and natural gas used to operate the refineries), and auxiliary services (electric power, water and catalysts).
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Petrochemicals

3Q08 Production	During the third quarter of 2008, total petrochemicals production, including intermediate products and byproducts, increased by 4.9% as compared to the same quarter of the previous year, from 2,968 to 3,113 thousand tons (Mt).

This decrease was primarily driven by:

• an increase in the production of methane derivatives as a result of higher production of ammonia due to greater demand for urea,

• increased production of oxygen and nitrogen, which are intermediate products incorporated in other processes and included in other products, and

• a decrease in production of aromatics and derivatives, as a result of lower production of paraxylene due to market conditions and the maintenance cycle of the styrene plant.

Jan.-Sep. 08	During the first nine months of 2008, total petrochemicals production increased by 1.7% with respect to the same period of the previous year, from 9,089 to 9,242 Mt. This increase was primarily a result of increased ammonia production resulting from greater demand for urea, and higher methanol production, which was temporarily reactivated due to favorable market conditions in the second quarter of 2008. These increases were partially offset by decreased production of vinyl chloride, paraxylene and toluene.
Table 10
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of petrochemicals

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change
	(Mt)				(Mt)
Total production	2,968	3,113	4.9%	144	9,089	9,242	1.7%	153
Methane derivatives
Ammonia	161	238	47.6%	77	524	712	35.8%	188
Methanol	—	—	—	—	—	44	—	44
Ethane derivatives
Ethylene	271	288	6.3%	17	811	859	5.8%	47
Ethylene oxide	73	95	30.5%	22	252	273	8.6%	22
Low density polyethylene	76	68	-9.7%	(7)	221	211	-4.8%	(11)
High density polyethylene	55	45	-17.2%	(9)	140	141	1.0%	1
Vinyl chloride	65	44	-32.2%	(21)	178	125	-29.6%	(53)
Aromatics and derivatives
Benzene	30	26	-14.5%	(4)	98	83	-15.4%	(15)
Toluene	45	39	-11.3%	(5)	148	114	-22.9%	(34)
Paraxylene	48	21	-55.6%	(27)	156	112	-28.4%	(44)
Ethylbenzene	40	27	-31.3%	(12)	123	106	-13.9%	(17)
Propylene and derivatives
Acrylonitrile	11	—	-100.0%	(11)	13	—	-100.0%	(13)
Polypropylene	102	95	-6.9%	(7)	274	271	-1.1%	(3)
Others(1)	1,994	2,126	6.7%	133	6,151	6,191	0.7%	40

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, chlorhydric acid, muriatic acid, hexane, heptanes and others.

Note:	Numbers may not total due to rounding.

Infrastructure Projects 3Q08	As of September 30, 2008, our main projects for capacity increases showed the following progress towards completion:

•    15% for the ethylene plant in Morelos,

•    25% for the ethylene oxide plant in Morelos, and

• 11% for the styrene plant in Cangrejera.
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PEMEX	Corporate Finance Office — Investor Relations
International Trade4

3Q08 Crude Oil Exports	During the third quarter of 2008, the volume of our crude oil exports decreased by 23.8% with respect to the same quarter of the previous year, from 1,690 to 1,287 Mbd, primarily as a result of lower production and deferred shipments due to the closing of refineries in the U.S. Gulf coast as a result of hurricane Ike.

Approximately 89% of total crude oil exports were heavy crude oil (Maya and Altamira); the remainder consisted of light and extra-light crude oil (Isthmus and Olmeca).

85% of total crude oil exports was delivered to the United States, while the remaining 15% was distributed among Europe (8%), the rest of the Americas (5%) and the Far East (2%).

The weighted average export price of the Mexican crude oil basket increased by 66.8%, from US$65.0 to US$108.4 per barrel as compared to the same quarter of the previous year.

Jan.-Sep. 08	During first nine months of 2008, the volume of crude oil exports decreased by 18.2% with respect to the same period of the previous year, from 1,708 to 1,398 Mbd, as a result of lower crude oil production.

The weighted average export price of the Mexican crude oil basket increased by 74.4%, from US$56.4 to US$98.3 per barrel as compared to the first nine months of 2007.

3Q08 Dry Gas Exports	Dry gas exports increased from 119 to 145 MMcfd as compared to the same quarter of the previous year, due to an increase in production and lower demand in the power generation sector.

Jan.-Sep. 08	During the first nine months of 2008, dry gas exports decreased from 156 to 77 MMcfd, as compared to the same period of the previous year, as a result of a decrease in dry gas production.

3Q08 Petroleum products and Petrochemicals Exports	Exports of petroleum products remained stable, at 189 Mbd, compared to the same quarter of the previous year. In volume the main petroleum products exported during the third quarter of 2008 were naphtha and long residue.
Petrochemical exports increased from 165 to 169 Mt, primarily due to greater ammonia sales. In volume, the main petrochemical products exported during the third quarter of 2008 were sulfur and ammonia.

Jan.-Sep. 08	During the first nine months of 2008, exports of petroleum products decreased from 191 to 177 Mbd, as compared to the same period of the previous year, primarily as a result of lower sales of naphtha and long residue, which were also the main exported products in volume.

Exports of petrochemical products decreased from 572 to 463 Mt, primarily due to lower sales of sulfur and butane, which were partially offset by greater ammonia exports.

[4]	According to data provided by P.M.I®.
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PEMEX	Corporate Finance Office — Investor Relations
Table 11
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change
Crude oil (Mbd)
Total	1,690	1,287	-23.8%	(403)	1,708	1,398	-18.2%	(310)
Heavy	1,500	1,148	-23.5%	(352)	1,490	1,251	-16.0%	(239)
Light	54	9	-83.5%	(45)	39	18	-53.7%	(21)
Extra-light	135	130	-4.0%	(5)	180	129	-28.4%	(51)
Average price (US$/b)	65.0	108.4	66.8%	43	56	98	74.4%	42

Dry natural gas (MMcfd)	119	145	21.5%	26	156	77	-50.6%	(79)
Petroleum products (Mbd)	189	189	-0.2%	(0.4)	191	177	-7.2%	(14)
Petrochemicals (Mt)	165	169	2.9%	5	572	463	-19.0%	(109)

(1)	Source: P.M.I.®, except dry gas.

Note:	Numbers may not total due to rounding.

3Q08 Imports	During the third quarter of 2008, dry gas imports decreased from 411 to 373 MMcfd with respect to the same quarter of the previous year, primarily due to increased domestic production of dry gas and lower demand in the power generation sector.

Imports of petroleum products increased from 493 to 604 Mbd, primarily as a result of greater purchases of diesel and gasoline. The main imports of petroleum products, by volume, were gasoline and diesel.

Petrochemical imports decreased from 102 to 99 Mt, primarily due to lower methanol purchases. The main petrochemical imports, by volume, were methanol and isobutane.

Jan.-Sep. 08	During first nine months of 2008, dry gas imports increased from 362 to 468 MMcfd, with respect to the same period of the previous year, primarily due to decreased dry gas production.

Imports of petroleum products increased from 467 to 549 Mbd. This increase was primarily attributable to greater purchases of gasoline and diesel.
Table 12
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Imports(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change
Dry natural gas (MMcfd)	411	373	-9.1%	(37)	362	468	29.4%	106
Petroleum products (Mbd)(2)	493	604	22.4%	110	467	549	17.6%	82
Petrochemicals (Mt)	102	99	-2.6%	(3)	307	303	-1.3%	(4)

(1)	Source: P.M.I.®, except dry gas.

(2)	Includes 57 Mbd and 47 Mbd of LPG for the third quarter of 2007 and 2008, respectively.

Note:	Numbers may not total due to rounding.
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Industrial Safety, Environmental Protection and Social Development

3Q08 Industrial Safety	During the third quarter of 2008, the frequency index increased by 11.4% to 0.49 incapacitating accidents per million man-hours worked (MMhw) as compared to the previous year. Likewise, the severity index decreased by 2.9% to 33 days lost per MMhw.[5] These improvements are the result of the implementation of the PEMEX-SSPA System tools such as increasing the number of effective audits and consolidating operational discipline.

On July 31, 2008, PEMEX and the Ministry of Work and Social Provision signed the PASST Agreement (Self-Management in Security and Health in Work Program) which is implemented as a three level homologation process of compliance with the PEMEX-SSPA program. The goal is to reach, on 2011, the third level of accreditation as a safe company in all of its facilities.

3Q08 Environmental Protection	Sulfur oxide emissions

Sulfur oxide emissions increased by 35.6%, to 2.97 tons per thousand tons (t/Mt) as compared with the same quarter of the previous year, primarily due to an increase in gas flaring in the Northeastern Marine region.[6]

Reused water

Reused water decreased by 7.1%, to 0.143 M3/M3 primarily due to variances in water quality of the effluent systems sent to treatment plants, which was more stable during the third quarter of 2007, in particular, in refineries.

Climate change

PEMEX is developing several projects that, among other things, will allow the reduction of greenhouse gas emissions (GGE). During 2008, PEMEX entered into the following letters of intent:

•    On August 1, 2008, with CO2 Global Solutions International to sell the carbon credits that result from substituting wet seals for dry seals in the Ciudad Pemex and Poza Rica GPC, which should reduce our GGE by 137 Mt per year.

•    On August 22, 2008, with StatoilHydro, to sell the carbon credits that result from the use of combustion gases as thermal energy in the turbogenerator of the Ciudad Pemex GPC, which should reduce our GGE by approximately 120 Mt per year.

•    On October 26, 2008, with CO2 Global Solutions International, to sell the carbon credits that result from the use of combustion gases as thermal energy in the turbogenerator of the Dos Bocas maritime terminal in Tabasco, which should reduce our GGE by approximately 93 Mt per year.

Emissions calculator

On September 23, 2008, PEMEX added to its website www.pemex.com a tool that allows to calculate the carbon dioxide emissions to the atmosphere generated by consumption of electricity, gas and transport. Additionally, a second tool was added, which estimates carbon dioxide and methane emissions generated throughout the productive chain of crude oil.

[5]	The frequency index is the number of accidents with incapacitating injuries per million man-hours of risk exposure during the relevant period. An incapacitating accident is a sudden or unexpected event that provokes an organic injury, functional disability or death, immediate or later, while working or as a result or work. Risk exposure man hours are the number of hours worked by all the personnel, inside or outside the working facilities, during its working hours or out of them, thus, including overtime and time by duties. The severity index is the number of days lost per million man- hours of risk exposure in the relevant period. Lost days are those of medical incapacity as a result of work accident injuries, plus dragging days and compensation days for partial, total or permanent incapacity, as well as for death.

[6]	Average sulfur oxide emissions (SOX) by thousand tons.
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Table 13
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Industrial safety and environmental protection

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change

Selected indexes
Frequency index (1)	0.44	0.49	11.4%	0.1	0.53	0.44	-17.0%	(0.1)
Severity index (2)	34.0	33.0	-2.9%	(1.0)	29.0	25.0	-13.8%	(4.0)
Sulfur oxide emissions (t/Mt) (3)	2.19	2.97	35.6%	0.8	1.43	2.74	91.6%	1.3
Reused water / Use and management (M3/M3)	0.15	0.14	-7.1%	(0.0)	0.13	0.14	5.4%	0.0

(1)	PEMEX incapacitating work accidents frequency index per million man-hours of risk exposure.

(2)	PEMEX incapacitating work accidents severity index per million man-hours of risk exposure.

(3)	As of September 2008.

Note:	Numbers may not total due to rounding.

Social Development	During the first nine months of 2008, the total amount of donations made by PEMEX was Ps. 1,031.6 million (US$93.9 million). The main beneficiaries were the states of Nuevo León, Veracruz, Chiapas and Tabasco.

In particular, on August 28, 2008, PEMEX donated a total of Ps. 30.5 million to Nuevo León for the construction of public facilities:

• Ps. 20 million was contributed for the reconstruction of the China-Méndez highway, which connects the states of Nuevo León and Tamaulipas; and

• Ps. 10.5 million will be used for the construction of a local police office.

As support to the people and governments of Veracruz, Chiapas and Tabasco, states affected by floods during the quarter, PEMEX supplied equipment and personnel to assist in emergency relief efforts.
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PEMEX Unaudited Financial Results Report as of September 30, 2008.	14/47

PEMEX	Corporate Finance Office — Investor Relations
Financial Results for the Quarter Ended September 30, 2008
Sales

3Q08 Total Sales	During the third quarter of 2008, total sales, including revenues from services, increased by 26.3% to Ps. 371.9 billion (US$33.9 billion), as compared to the same quarter of the previous year, primarily due to an increase in the weighted average crude oil export price.

Jan.-Sep. 08	During the first nine months of 2008, total sales, including revenues from services, increased by 29.2% to Ps. 1,064.9 billion (US$97.0 billion) as compared to the same period of the previous year, primarily due to an increase in the weighted average crude oil export price.

3Q08 Domestic Sales	Domestic sales increased by 20.4% to Ps. 177.8 billion (US$16.2 billion), as compared to the same quarter of 2007:

•     Dry natural gas sales increased by 44.0% to Ps. 27.1 billion due to an increase in the average price from US$6.3 to US$8.5 per million British Thermal Unit (MMBtu), partially offset by a 3.9% decrease in volume sold, from 3,061 to 2,941 MMcfd, due to lower demand from power generation sector.

•     Sales of petroleum products increased by 16.1% to Ps. 142.3 billion, primarily due to higher prices of fuel oil and jet fuel. The volume of petroleum products increased by 4.3%, to 1,828 Mbd, primarily due to increases in the demand for Magna gasoline and diesel.

•     Petrochemical product sales increased by 33.2%, to Ps. 8.3 billion, primarily as a result of an increase in the price of petrochemical products, and a 4.4% increase in the volume of petrochemical product sales.

Table 14
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Domestic sales

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Domestic sales	147,661	177,756	20.4%	30,095	16,187	435,507	519,382	19.3%	83,874	47,296
Natural gas	18,839	27,134	44.0%	8,295	2,471	60,811	85,152	40.0%	24,341	7,754
Petroleum products	122,608	142,345	16.1%	19,737	12,962	356,610	410,124	15.0%	53,513	37,347
Gasoline	64,646	68,144	5.4%	3,498	6,205	185,197	199,980	8.0%	14,783	18,211
Diesel	25,177	28,581	13.5%	3,404	2,603	73,057	81,142	11.1%	8,085	7,389
Liquefied petroleum gas (LPG)	13,112	13,390	2.1%	278	1,219	40,801	40,440	-0.9%	(361)	3,683
Other	19,672	32,230	63.8%	12,558	2,935	57,556	88,562	53.9%	31,006	8,065
Petrochemical products	6,214	8,277	33.2%	2,063	754	18,086	24,106	33.3%	6,020	2,195

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
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Table 15
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of domestic sales

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change
Dry natural gas (MMcfd)	3,061	2,941	-3.9%	(120)	3,012	3,112	3.3%	100
Petroleum products (Mbd)	1,752	1,828	4.3%	76	1,807	1,843	2.0%	36
Gasoline	749	793	5.8%	43	749	788	5.2%	39
Diesel	354	390	10.1%	36	354	384	8.2%	29
Liquefied petroleum gas (LPG)	282	276	-2.0%	(6)	295	286	-2.8%	(8)
Other	366	368	0.6%	2	409	385	-5.7%	(23)
Petrochemicals (Mt)	987	1,030	4.4%	43	3,045	3,220	5.7%	175
Note: Numbers may not total due to rounding.

3Q08 Exports	Export sales increased by 32.6%, to Ps. 191.1 billion (US$17.4 billion), as compared to the same quarter of the previous year:

•     Crude oil and condensates export sales increased by 28.9%, to Ps. 165.6 billion, primarily as a result of an increase in the weighted average crude oil export price from US$65.0 to US$108.4 per barrel, which was partially offset by a 23.8% decrease in the volume of crude oil exports, from 1,690 to 1,287 Mbd.

• Dry natural gas export sales increased by 69.5%, to Ps. 1.5 billion, due to greater production.

• Petroleum products export sales increased by 63.9% to Ps. 22.8 billion, as a result of higher petroleum products prices, while the volume of these exports decreased by 0.2%, from 189 to 189 Mbd.

• Petrochemical products export sales increased by 32.2% to Ps. 1.1 billion, as a result of higher prices and a 2.9% increase in the volume of these exports, from 165 Mt to 169 Mt.
Table 16
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total exports	144,133	191,074	32.6%	46,941	17,400	385,355	541,944	40.6%	156,589	49,351
Crude oil and condensates	128,495	165,647	28.9%	37,152	15,084	340,302	475,624	39.8%	135,322	43,312
Dry natural gas	894	1,515	69.5%	621	138	4,160	2,556	-38.6%	(1,605)	233
Petroleum products	13,930	22,835	63.9%	8,905	2,079	38,582	61,294	58.9%	22,711	5,582
Petrochemical products	814	1,076	32.2%	262	98	2,310	2,471	7.0%	161	225

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
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Cost of Sales

3Q08	Cost of sales increased by 38.5%, to Ps. 162.4 billion (US$14.8 billion), as compared to the same quarter of 2007. This increase was primarily the result of the following:

• an increase of Ps. 49.9 billion in product purchases, and

• an increase of Ps. 7.1 billion in depreciation and amortization.

During the quarter, cost of sales as a percentage of total sales amounted to 43.7%, representing an increase of 3.9 percentage points as compared to the same quarter of the previous year, primarily as a result of higher costs of product purchases.

Jan.-Sep. 08	During the first nine months of 2008, our cost of sales increased by 37.4%, Ps. 440.8 billion (US$40.1 billion) as compared to the same period of the previous year. The increase was primarily the result of the following:

• an increase of Ps. 117.7 billion in product purchases,

• an increase of Ps. 14.3 billion in depreciation and amortization, and

• an increase of Ps. 13.3 billion in the cost of the reserve for labor obligations.

Gross Income

3Q08	Gross income increased by 18.3% to Ps. 209.7 billion pesos (US$19.1 billion), as compared to the same quarter of 2007, primarily due to an increase in the prices of crude oil, fuel oil and natural gas.

Jan.-Sep. 08	During the first nine months of 2008, gross income increased by 24.0% to Ps. 624.1 billion (US$56.8 billion), as compared to the first nine months of 2007, primarily due to an increase in the weighted average crude oil export price.

General Expenses

3Q08 Total	General expenses decreased by 18.9%, to Ps. 17.3 billion (US$1.6 billion) as compared to the same quarter of 2007, primarily due to a decrease in cost of the reserve for labor obligations reflected in administrative expenses.

3Q08 Distribution Expenses	During the quarter, distribution expenses decreased by 19.5% to Ps. 5.1 billion (US$0.5 billion).

3Q08 Adminis-trative Expenses	Administrative expenses decreased by 18.6% to Ps. 12.2 billion (US$1.1 billion).
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Cost of the Reserve for Labor Obligations

The cost of the reserve for labor obligations comprises provisions over the year to account the increase of the reserve for labor obligations, which is recognized in the financial statements in accordance with Mexican FRS D-3 “Employee benefits.”

A change in the cost of the reserve for labor obligations reflects the recognition of one additional year of employment and age, wage increases, pensions and benefits; and changes in actuarial assumptions.

The cost of the reserve for labor obligations is distributed among cost of sales, distribution expenses and administrative expenses.

3Q08	The cost of the reserve for labor obligations decreased by 54.2% to Ps. 9.0 billion (US$0.8 billion), as compared to the same quarter of 2007. The decrease was mainly due to the fact that, in line with available information as of June 30, 2008, provisions done were larger as compared to the provision estimated by the most updated actuarial study. Consequently, the provision for the third quarter of 2008 was smaller as compared to the two previous quarters.

It is worth to mention that, until the yearly financial statements are done with its correspondent actuarial study, provisions in interim financial statements are preliminary and based on available information at that time.

Jan.-Sep. 08	The cost of the reserve for labor obligations increased by 37.1% to Ps. 84.0 billion (US$7.6 billion), as compared to the same period of the previous year.

Operating Income

3Q08	The operating income increased by 23.3% to Ps. 192.2 billion (US$17.5 billion), as compared to the same quarter of 2007, primarily as a result of an increase in hydrocarbon prices.

Jan.-Sep. 08	During the first nine months of 2008, operating income increased by 24.7% to Ps. 552.3 billion (US$50.3 billion), as compared to the same period of the previous year, primarily due to an increase in hydrocarbons prices.

Other Revenues (Expenses) —Net-

3Q08	Other net revenues increased by 268.4% to Ps. 65.8 billion (US$6.0 billion) with respect to the same quarter of 2007, primarily due to a greater tax credit attributable to the negative rate of the Special Tax on Production and Services (IEPS) which amounted to Ps. 48.6 billion.[4]

Jan.-Sep. 08	During the first nine months of 2008, other net revenues increased by 224.2% to Ps. 161.7 (US$14.7 billion), as compared to the first nine months of 2007, primarily due to a greater IEPS credit of Ps. 116.5 billion.

[4]	Under the current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the IEPS and transfers it to the Federal Government. The difference between the retail price, or final price, and the producer price is the IEPS rate. The final price of gasoline and diesel is established by SHCP. The producer price of PEMEX is referenced to that of an efficient refinery in the Gulf of Mexico. During the third quarter of each of 2007 and 2008, the retail price was less than the producer price, resulting in a credit to PEMEX.
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Comprehensive Financing Result

3Q08	Comprehensive financing result decreased from an expense of Ps. 3.4 billion to an expense of Ps. 14.7 billion (US$1.3 billion). This decrease resulted from:

• an increase of Ps. 12.3 billion in foreign exchange loss originated by the depreciation of the Mexican peso against the U.S. dollar[5];

• a decrease of Ps. 5.4 billion in monetary gain which, in accordance with the adoption of Mexican FRS B-10 “Effects of inflation”, is eliminated in 2008[6]; and

• an increase of Ps. 6.4 billion in financial income and net financial products.

As part of the regular conduct of its operations, PEMEX enters into contracts for acquisition and disposition of goods and services in foreign currencies. The currency effect generated during the period between the date when the goods and services are received, or delivered, and the time when they are paid for, is registered as a foreign exchange gain or loss.

Given the prevailing international situation and its effect on the Mexican peso with respect to the U.S. dollar, PEMEX is evaluating the future impact of the above mentioned currency effect.
Table 17
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing result

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Comprehensive financing result	(3,412)	(14,715)	331.2%	(11,303)	(1,340)	(18,625)	(22,095)	18.6%	(3,470)	(2,012)
Financial income(1)	6,275	14,272	127.4%	7,997	1,300	16,103	20,095	24.8%	3,992	1,830
Financial cost(1)	(12,055)	(13,667)	13.4%	(1,613)	(1,245)	(39,476)	(38,947)	-1.3%	528	(3,547)

Foreign exchange gain (loss)	(3,012)	(15,319)	408.7%	(12,308)	(1,395)	(2,848)	(3,242)	13.8%	(394)	(295)

Monetary loss (gain)	5,379	—	-100.0%	(5,379)	—	7,596	—		(7,596)	—

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	The financial cost and financial income include the effect of financial derivatives.

Note:	Numbers may not total due to rounding.
Participation in results of subsidiary entities

3Q08	Participation in results of subsidiary entities decreased from a negative result of Ps. 1.3 to a negative result of Ps. 5.9 billion (US$0.5 billion), as compared to the same quarter of 2007, primarily due to lower refining margins at the Deer Park facility.

[5]	In the notes to the financial statements sent to the Mexican Banking and Securities Commission, the breakdown of foreign exchange monetary position is included.

[6]	Mexican FRS B-10 “Effects of Inflation” establishes that, in a non-inflationary environment, financial statements will not update for inflation; therefore the monetary loss (gain) is eliminated.
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Income before Taxes and Duties

3Q08	Income before taxes and duties increased by 40.4% to Ps. 237.3 billion (US$21.6 billion), primarily as a result of:

• an increase of Ps. 47.9 billion in other net revenues, and

• an increase of Ps. 36.3 billion in operating income.

Jan.-Sep. 08	During the first nine months of 2008, income before taxes and duties increased by 44.3% to Ps. 690.6 billion (US$62.9 billion). This increase was the result of:

• an increase of Ps. 111.8 billion in other net revenues, and

• an increase of Ps. 109.5 billion in operating income.

During both periods, the key factor affecting the increase in income before taxes and duties was the increase in the price of crude oil.

Taxes and Duties[7]

3Q08	Taxes and duties increased by 37.7% to Ps. 251.7 billion (US$22.9 billion) as compared to the same quarter of 2007, primarily due to higher crude oil and natural gas prices.

During the quarter, taxes and duties paid as a percentage of total sales amounted to 67.7%.

Jan.-Sep. 08	During the first nine months of 2008, taxes and duties paid increased by 47.5%, to Ps. 685.1 billion, as compared to the same period of 2007, primarily due to higher crude oil prices and the fact that Pemex-Exploration and Production’s total costs, exceeded the cap on deductible costs established under the Ordinary Hydrocarbons Duty (OHD). As a result, any increase in costs above the cap does not lead to a reduction in Pemex- Exploration and Production’s tax base.

Fiscal regime changes	On October 21, 2008, the Mexican Congress approved changes in the fiscal regime of Pemex-Exploration and Production; among them, the following are the main changes related to the cost cap:

• for projects located in the Paleocanal de Chicontepec, it was increased to US$11.0/b;

• for projects located in deep waters, it was increased to US$16.5/b; and

• for other fields, it remains at US$6.5/b for crude oil and US$2.7/MMcf for non-associated natural gas.

[7]	Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP pays other duties.
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Table 18
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)

Total taxes and duties	182,804	251,733	37.7%	68,929	22,924	464,548	685,061	47.5%	220,513	62,384

Hydrocarbon duties	170,720	248,909	45.8%	78,189	22,666	445,133	676,139	51.9%	231,006	61,571

Ordinary hydrocarbons duty	150,146	218,252	45.4%	68,105	19,875	390,256	592,092	51.7%	201,837	53,918

Duty on crude oil extraction	—	17		17	2	—	17		17	2
Extraordinary duty on crude oil exports	4,900	11,218	128.9%	6,318	1,022	9,077	27,463	202.6%	18,386	2,501
Hydrocarbons duty for the oil revenues stabilization fund	15,549	18,879	21.4%	3,330	1,719	45,463	55,077	21.1%	9,614	5,015
Duty on hydrocarbons for the fund for scientific and technological research on energy	118	532	352.3%	415	48	319	1,460	358.2%	1,142	133
Duty for fiscal monitoring of oil activities	7	11	51.4%	4	1	19	29	52.9%	10	3
Other taxes and duties(1)	6,424	2,824	-56.0%	(3,600)	257	14,133	8,922	-36.9%	(5,211)	812
Inflation recognition	5,660	—	-100.0%	(5,660)	—	5,282	—	-100.0%	(5,282)	—

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes provisions.

Note:	Numbers may not total due to rounding.

Net income

3Q08	PEMEX recorded a net loss of Ps. 14.4 billion (US$1.3 billion), as compared to a net loss of Ps. 13.7 billion in the third quarter of 2007. This variation is primarily a result of the foreign exchange loss during the quarter.

Jan.-Sep. 08	During the first nine months of 2008, PEMEX recorded net income of Ps. 5.6 billion (US$0.5 billion), as compared to net income of Ps. 14.1 billion in the first nine months of 2007. This decrease is primarily the result of higher taxes and duties of Ps. 220.5 billion.

EBITDA

3Q08	Earnings before interest, taxes, depreciation and amortization, or EBITDA, increased by 36.5%, to Ps. 283.5 billion (US$25.8 billion), as compared to the third quarter of 2007.

Jan.-Sep. 08	During the first nine months of 2008, EBITDA increased by 41.6%, to Ps. 859.3 billion (US$78.2 billion).
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Table 19
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Net income (loss)	(13,706)	(14,393)	5.0%	(687)	(1,311)	14,133	5,555	-60.7%	(8,577)	506
+ Taxes and duties	182,804	251,733	37.7%	68,929	22,924	464,548	685,061	47.5%	220,513	62,384
- Comprehensive financing result	(3,412)	(14,715)	331.2%	(11,303)	(1,340)	(18,625)	(22,095)	18.6%	(3,470)	(2,012)
+ Depreciation and amortization	15,403	22,435	45.7%	7,033	2,043	48,349	62,566	29.4%	14,217	5,697
+ Cost of the reserve for retirement payments	19,750	9,045	-54.2%	(10,706)	824	61,242	83,977	37.1%	22,735	7,647

EBITDA	207,663	283,535	36.5%	75,872	25,820	606,896	859,255	41.6%	252,358	78,246

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.
Results by Business Line
The net income of PEMEX’s subsidiaries during the first nine months of 2008 was as follows:

PEP	Pemex-Exploration and Production recorded net income of Ps. 69.6 billion, which was Ps. 40.7 billion greater than the net income recorded in the first nine months of 2007, primarily due to higher crude oil and natural gas prices.

PGPB	Pemex-Gas and Basic Petrochemicals recorded net income of Ps. 4.2 billion, which was Ps. 2.5 billion less than the net income recorded in the first nine months of 2007, primarily due to lower processing and higher prices of LPG purchased in the international markets, which is not reflected in domestic sales.

PR	Pemex-Refining recorded net loss of Ps. 70.7 billion, which was Ps. 47.1 billion lower than the net income recorded in the same period of the previous year, as a result of lower refining margins.

PPQ	Pemex-Petrochemicals recorded net loss of Ps. 13.9 billion, which was Ps. 3.2 billion less than the net income recorded in the first nine months of 2007, primarily due to an increase in the cost of raw materials and in the cost of the reserve for labor obligations due to the adoption of Mexican FRS D-3 “Employee benefits.”
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Assets

Current Assets	As of September 30, 2008, current assets increased by 4.6% to Ps. 429.0 billion, as compared to the previous year.

• The value of inventories increased from Ps. 74.2 to Ps. 122.7 billion;

• cash and cash equivalents decreased from Ps. 153.5 to Ps. 151.1 billion; and

• accounts receivable decreased from Ps. 182.2 to Ps. 155.3 billion.

Investments in Shares	Investments in shares decreased by 15.1% to Ps. 28.6 billion.

Fixed Assets	Property and equipment increased by 6.9% to Ps. 831.8 billion, and represented 64.0% of total assets. This ratio increased by 4.2 percentage points as compared to the same period of 2007.

Other Assets	Other assets increased by 156.6% to Ps. 10.4 billion, primarily due to the reclassification of interest payable related to the nitrogen supply contract, registered as financial lease.

Total Assets	As of September 30, 2008, total assets decreased by 0.2%, to Ps. 1,299.9 billion (US$118.4 billion), as compared to the previous year. This result is primary explained by the elimination of the intangible asset derived from the actuarial valuation of the reserve for labor obligations of Ps. 76.5 billion, as a result of changes to Mexican FRS Bulletin D-3 “Employee Benefits.”

Liabilities

Current Liabilities	Short-term liabilities increased by 8.8% to Ps. 224.1 billion (US$20.4 billion), primarily as a result of a Ps. 20.9 billion increase in short term debt and a Ps. 9.8 billion increase in suppliers.

Long Term Liabilities	Long-term liabilities decreased by 6.0%, to Ps. 969.1 billion (US$88.2 billion), primarily due to the elimination of the additional liability in the reserve for labor obligations as a result of the changes to Mexican FRS Bulletin D-3 “Employee benefits,” and a decrease in long-term debt.

The 8.9% decrease in reserve for labor obligations from Ps. 511.7 to Ps. 466.1 billion is mainly explained by:

• an increase of Ps. 79.2 billion due to the natural increase in the reserve for labor obligations; and

• a decrease of Ps. 124.8 billion explained by the elimination of additional liabilities due to changes to Mexican FRS Bulletin D-3 “Employee Benefits”.

However, the initial benefit resulting from the reduction of the reserve for labor obligations due to changes to Mexican FRS Bulletin D-3 “Employee Benefits” is offset by an increase in the cost of the reserve for labor obligations.

Total Liabilities	Total liabilities decreased by 3.5% to Ps. 1,193.2 billion (US$108.7 billion), primarily due to the elimination of the additional liability registered in the reserve for labor obligations, as a result of changes to the Mexican FRS Bulletin D-3 and a decrease in long-term debt.
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Equity

Total equity increased by 61.8% to Ps. 106.7 billion (US$9.7 billion), as compared to September 30, 2007. The increase was primarily due to:

• The elimination of the effect of the reserves for retirement payments in the amount of Ps. 48.3 billion due to changes to Mexican FRS Bulletin D-3 “Employee benefits”;

• a payment of Ps. 13.9 billion to PEMEX from the Stabilization Fund for Infrastructure Investment and the Fund of Excess; and

• changes in the restatement of equity and in accumulated net income derived from the adjustments to Mexican FRS Bulletin B-10 “Inflation effects.”
Table 20
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity

	As of September 30,
	2007	2008	Change		2008
	(Ps. MM)				(US$MM)
Total equity	65,940	106,662	61.8%	40,722	9,713
Certificates of contribution	96,958	96,958	0.0%	—	8,829
Increase in equity	133,339	147,264	10.4%	13,924	13,410
Social capital	3,971	4,017	1.2%	46	366
Legal reserve	842	840	-0.3%	(3)	76
Restatement of equity	162,773	—	-100.0%	(162,773)	—
Effect of the reserve for retirement payments	(48,326)	—	-100.0%	48,326	—
Integrated profit (loss)	749	(349)	-146.5%	(1,098)	(32)
Accumulated net income (losses)	(284,734)	(144,380)	-49.3%	140,355	(13,148)
From prior years	(298,867)	(149,935)	-49.8%	148,932	(13,654)
Net income (loss) for the period	14,133	5,555	-60.7%	(8,577)	506

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.
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Changes in Financial Position

Operating Activities	During the first nine months of 2008, the net cash-flow provided from operating activities was Ps. 37.7 billion (US$3.4 billion); primarily due to higher prices of hydrocarbons.

Investing Activities	The net cash-flow used in investing activities was Ps. 80.5 billion (US$7.3 billion); primarily due to increases in fixed assets.

Financing Activities	The net cash-flow provided from financing activities was Ps. 22.9 billion (US$2.1 billion).

Cash and cash equivalents	As a result of the foregoing, during the first nine months of 2008, PEMEX registered a decrease of Ps. 19.9 billion (US$1.0 billion) in cash and cash equivalents.
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Investing and Financing Activities
Investing Activities

2008	Investments for 2008 are expected to total Ps. 217.9 billion (US$19.4 billion)[8]. The allocation of total investments by subsidiary entity is as follows:

PIDIREGAS Investment

• Ps. 172.6 billion for Exploration and Production[9];

• Ps. 8.9 billion for Refining;

• Ps. 1.5 billion for Gas and Basic Petrochemicals; and

• Ps. 0.7 billion for Petrochemicals.

Non-PIDIREGAS Investment

• Ps. 7.9 billion for Exploration and Production[10];

• Ps. 17.0 billion for Refining;

• Ps. 5.1 billion for Gas and Basic Petrochemicals;

• Ps. 3.1 billion for Petrochemicals; and

• Ps. 1.1 billion for Petróleos Mexicanos.

Investment data is subject to budgetary adjustments.

As of September 30, 2008, our total realized investments represented 57% of 2008 total investments.

2009	According to the preliminary Federal Expenditure Budget sent to the Congress on September 8, 2008, estimated investments for PEMEX in 2009 totaled Ps. 220.7 billion (US$20.8 billion)[11].

[8]	The convenience translation into US dollars of amounts in pesos has been made at the 2008 Federal Budget estimated exchange rate of Ps. 11.20 = US$1.00. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

[9]	Includes upstream maintenance expenditures.

[10]	Idem.

[11]	The convenience translation into US dollars of the amount in pesos has been made considering the exchange rate of the Federal Expenditure Budget of Ps. 10.60 = US$1.00. Whether the same amount is translated considering the exchange rate of the 2009 Federal Income Law of Ps. 11.7 = US$1.00, the estimated investment amount would be US$18.9 billion.
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Financing Activities

PIDIREGAS Financing	On October 8, 2008, President Felipe Calderón announced the Program to Promote Growth and Employment. The measures that will affect PEMEX are:

•    To allow the use of accumulated resources in the Stabilization Fund for Infrastructure Investment, which are estimated in Ps. 12 billion by the end of 2008, to commence the construction of a refinery and carry out other infrastructure works; and

• Modification to PEMEX’s investment program as follows:

• eliminate PIDIREGAS,

• convert PIDIREGAS liabilities into public debt,

•    exclude PEMEX’s investments from the Mexican Federal budget goal through a modification to the Federal Budget and Responsibility Law (Ley Federal de Presupuesto y Responsabilidad Hacendaria -LFPRH-).

On October 21, 2008, the Mexican Congress approved the LFPRH in line with the initiative sent by the Executive Power, as described above.

The changes described will have no effect in the consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies under Mexican Financial Reporting Standards (FRS), since these financial statements already include PEMEX’s PIDIREGAS liabilities.

As a consequence of the elimination of PIDIREGAS scheme, Petróleos Mexicanos will be the debtor of holders of outstanding debt of the Pemex Project Funding Master Trust (MT) and the Fideicomiso Irrevocable de Administración F/163. These are the vehicles that financed PIDIREGAS and were guaranteed by Petróleos Mexicanos.

3Q08 Financing Operations	On September 29, 2008, the Pemex Project Funding Master Trust (MT) issued, through a private placement bond in the Japanese market (Samurai bond), ¥64.0 billion equivalent to US$600 million. The issuance is guaranteed by the Nippon Export and Investment Insurance (NEXI) and resources obtained will be used to finance the project Ku-Maloob-Zaap. The bonds bear interest at Yen Libor plus 75 basis points, payable semiannually, and will mature on September 29, 2020.

During the fourth quarter of 2008, PEMEX expects to raise approximately US$250 million through ECA’s.

3Q08 Liquidity Management	On October 24, 2008, Petróleos Mexicanos exercised its right to redeem in full the US$1,307.108 million outstanding exchangeable bonds.

The early redemption of the exchangeable bonds issued by Repcon Lux, S.A. does not imply changes in PEMEX’s relationship with Repsol YPF. PEMEX’s intention is to continue being a member of Repsols YPF, S.A. Board of Directors.

As of September 30, 2008, US$1.5 billion of the syndicated revolving credit facility entered into on September 17, 2007 had been disbursed.
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Debt

Total	As of September 30, 2008, total consolidated debt,[12] including accrued interest, decreased by 3.1% to Ps. 529.5 billion (US$48.2 billion), as compared to September 30, 2007.

• Short-term debt totaled Ps. 83.8 billion (US$7.6 billion), and

• Long-term debt totaled Ps. 445.8 billion (US$40.6 billion).

Debt as a percentage of equity and liabilities totaled 40.7%.

Net	Net debt, or the difference between total debt and cash and cash equivalents, decreased by 3.7%, to Ps. 378.5 billion (US$34.5 billion).
Table 21
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt

	As of September 30,
	2007	2008	Change		2008
	(Ps. MM)				(US$MM)
Total debt	546,369	529,544	-3.1%	(16,825)	48,222
Short-term	62,901	83,771	33.2%	20,870	7,628
Long-term	483,467	445,773	-7.8%	(37,695)	40,593

Cash & cash equivalents	153,539	151,054	-1.6%	(2,485)	13,755

Total net debt	392,830	378,490	-3.7%	(14,340)	34,466

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding

[12]	Total consolidated debt consists of documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, RepCon Lux, S.A. and PEMEX Finance, Ltd.
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Maturity Profile	The following table shows the maturity profile of PEMEX’s total debt:
Table 22
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile

		As of September 30,
		(Ps. MM)	(US$MM)

Documented debt in pesos		109,529	9,974
	2008	15,704	1,430
	January – September 2009	444	40
	October 2009 – September 2010	26,013	2,369
	October 2010 – September 2011	9,972	908
	October 2011 – September 2012	10,300	938
	October 2012 and beyond	47,096	4,289

Documented debt in other currencies		420,015	38,248
	2008	19,376	1,764
	January – September 2009	48,247	4,394
	October 2009 – September 2010	63,430	5,776
	October 2010 – September 2011	56,211	5,119
	October 2011 – September 2012	39,599	3,606
	October 2012 and beyond	193,152	17,589

Total debt		529,544	48,222

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

Duration	The following table presents the average duration of our debt exposure:
Table 23
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt exposure

	As of September 30,
	2007	2008	Change
	(Years)
U.S. Dollars	4.0	4.0	0.0
Mexican pesos	1.9	1.7	(0.18)
Euros	3.1	2.7	(0.42)
Yen	1.4	0.8	(0.51)
Total	3.5	3.5	(0.01)

Note:	Numbers may not total due to rounding.
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Derivatives Financial	PEMEX uses its derivative financial instruments to hedge market risks associated with: [13]
Instruments Policy	• debt positions,

• hedge service to domestic clients of dry natural gas, and

• prices of petroleum products bought and sold in foreign trade operations.

In general, PEMEX’s revenues are either in U.S. dollar or indexed to this currency; and its expenditures are partially indexed to U.S. dollar. PEMEX does not enter into derivative financial instruments that have the foreign exchange rate of the Mexican peso against the U.S. dollar as underlying.

Debt

The portfolio of derivative financial instruments associated with debt positions includes interest rate swaps and cross currency swaps.

• Interest rate swaps are used to mitigate volatility in interest payments linked to floating rates.

•    Cross Currency swaps reduce foreign exchange risk different from the Mexican peso against the U.S. dollar. Hedged currencies are Euro, British Pound, and Japanese Yen. Additionally, PEMEX hedges to mitigate foreign exchange risk between Mexican investment units (UDIS) and the Mexican peso.

Natural gas

Instruments related to natural gas price are offered by PEMEX to its clients to reduce volatility cash flow derived from sales. PEMEX offsets market risk through similar contracts in international markets, reestablishing its natural market risk profile.

Petroleum products

Instruments related to petroleum products mitigate market risk of foreign trade operations. As of September 30, 2008, mark to market of PEMEX’s derivative financial instruments was US$143.6 million.

The following tables present the amount hedged and the mark to market valuation of PEMEX’s derivative financial instruments.
Table 24
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Face value of derivative financial instruments linked to debt

	As of September 30,
	2007	2008	Change		2008
	(Ps. MM)				(US$MM)
Interest rate swaps	21,779.5	18,895.7	-13.2%	(2,883.8)	1,720.7
Cross currency swaps	48,551.3	58,350.5	20.2%	9,799.2	5,313.6
Extinguishing cross currency swaps	28,341.6	28,470.9	0.5%	129.4	2,592.7
Total	98,672.4	105,717.2	7.1%	7,044.8	9,626.9

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 28, 2007 and Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

[13]	PEMEX implements several practices to mitigate counterparty risk.
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Table 25
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Mark to market of derivative financial instruments linked to debt

	As of September 30,
	2007	2008	Change		2008
	(Ps. MM)				(US$MM)
Interest rate swaps	(1,637.5)	(1,046.8)	-36.1%	590.7	(95.3)
Cross currency swaps	2,753.3	1,784.9	-35.2%	(968.4)	162.5
Extinguishing cross currency swaps	2,405.8	(36.6)	-101.5%	(2,442.4)	(3.3)
Total	3,521.6	701.5	-80.1%	(2,820.1)	63.9

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 28, 2007 and Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
Table 26
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of natural gas derivative financial instruments(1)

	As of September 30,
	2007	2008	Change
	(MMcf)
Long swaps	76,501.0	242,210.4	216.6%	165,709.4
Short swaps	(76,524.4)	(240,292.7)	214.0%	(163,768.3)
Long options	43,015.7	110,637.7	157.2%	67,622.0
Short options	(43,057.0)	(111,135.3)	158.1%	(68,078.3)
Total	(64.8)	1,420.0	-2293%	1,484.8

(1)	Each contract includes 10,000 MMBtu. The conversion rate used was 1 cf = 1,027 Btu.

Note:	Numbers may not total due to rounding.
Table 27
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Mark to market of natural gas derivative financial instruments(1)

	As of September 30,
	2007	2008	Change	2008
	(Ps. MM)			(US$MM)
Long swaps	(349.5)	(4,155.7)	(3,806.3)	(378.4)
Short swaps	383.9	4,264.0	3,880.1	388.3
Long options	215.0	833.4	618.4	75.9
Short options	(214.7)	(834.9)	(620.3)	(76.0)
Total	34.8	106.8	72.0	9.7

(1)	Each contract includes 10,000 MMBtu. The conversion rate used was 1 cf = 1,027 Btu.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 28, 2007 and Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
Table 28
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of petroleum products derivative financial instruments

	As of September 30,
	2007	2008	Change
	(MMb)
Total	9.3	10.0	6.6%	0.6

Note:	Numbers may not total due to rounding.
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Table 29
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Mark to market of petroleum products derivative financial instruments

	As of September 30,
	2007	2008	Change	2008
	(Ps. MM)			(US$MM)
Total	(97.0)	769.2	866.2	70.0

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 28, 2007 and Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

Interest Rate Risk	PEMEX ´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of September 30, 2008, approximately 51.7% of PEMEX’s debt exposure was to fixed interest rates, and the remaining 48.3% was to floating rates.

Debt Exposure	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:
Table 30
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure
(excluding accrued interest)

	As of September 30,
	2007	2008	2007	2008	2007	2008
			Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	78.2%	78.5%	62.6%	53.5%	37.4%	46.5%
Mexican pesos	21.7%	21.4%	47.3%	45.1%	52.7%	54.9%
Euros	0.001%	0.0%	100.0%	100.0%	0.0%	0.0%
Yen	0.1%	0.1%	100.0%	100.0%	0.0%	0.0%
Total	100.0%	100.0%	59.3%	51.7%	40.7%	48.3%

Note:	Numbers may not total due to rounding.

Accounting for Derivative Financial Instruments	Derivative financial instruments are accounted at fair value in the financial statements, in accordance with Mexican FRS C-10 “Derivative Financial Instruments and Hedges.” Nevertheless, some of these instruments do not comply with the accounting standards required to be designated as hedges; in spite cash flows generated by these instruments are offset by cash flows generated by its associated positions.
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Other Relevant Topics

Energy Reform	On October 28, 2008, the Congress approved reforms to the following laws:

• Regulatory Law of Constitutional Article 27, on Crude Oil (Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo)

• Federal Public Administration Law (Ley Orgánica de la Administración Pública Federal)

• Energy Regulatory Commission Law (Ley de la Comisión Reguladora de Energía)

On that same date, the Congress approved the creation of the following laws:

• Petróleos Mexicanos Law (Ley de Petróleos Mexicanos)

• National Hydrocarbons Commission Law (Ley de la Comisión Nacional de Hidrocarburos)

• Sustainable Energy Usage Law (Ley para el Aprovechamiento Sustentable de la Energía)

• Renewable Energy Usage and Financing Energy Transition Law (Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética)

Likewise, on October 21, 2008, the Congress approved the Federal Duties Law (Ley Federal de Derechos) in which PEMEX’s fiscal regime is modified. Such changes are described on page 20 of this report.

Petróleos Mexicanos Law	Petróleos Mexicanos (PEMEX) Law (Ley de Petróleos Mexicanos), which repeals Petróleos Mexicanos and Subsidiary Entities Organic Law, contemplates modifications in the following topics:

Corporate Governance

•    PEMEX Board of Directors will be integrated by six State representatives designated by the Executive Power, five representatives of the Petroleum Workers Union (Sindicato de Trabajadores Petroleros de la República Mexicana) and four independent members designated by the Executive Power and ratified by the Senate.[14]

• Independent members are public servants and will be subject to public service regulation.

• Board’s resolutions will need favorable vote of at least two independent members; on the contrary, the issue will be postponed to the next meeting.

Committees

The following committees to give support to the Board of Directors will be created:

• Audit and Performance Evaluation (verifies fulfillment of goals and objectives)

• Strategy and Investments

• Compensation

• Acquisition, Lease, Works and Services (determines if an exception proceeds in public biding processes in the oil industry)

• Environment and Sustainable Development

• Transparency and Accountability

• Development and Technological Investigation

[14]	The appointment of each independent member will be staggered to do not coincide on their renewal.
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Subsidiary Entities

• PEMEX has the option to operate as one consolidated company or through subsidiary entities.[15] and [16]

• Structures of the Board of Directors of the subsidiary entities will include independent members and committees of (i) strategy and investments and (ii) acquisition, lease, works and services.

Public works and services contracts

Remuneration to suppliers or contractors:

• Will always be in cash.

• Production percentages based on value of hydrocarbon sales nor profit percentages are allowed.

• Should be established when the contract is signed.

• May be established through fixed mechanisms or formulas that allow a subsequent calculation, as required by the project.

• May be modified throughout the project in accordance with technological advances, input prices variations and other factors that contribute to improve the efficiency of the work or service.

• May include penalization to suppliers or contractors when they fail opportunity, time and quality indicators.

•    May include additional compensations when PEMEX (i) obtains scale economies due to shorter execution time of the project; (ii) benefits from new technologies; or (iii) concur other circumstances that produce better results or greater profit for PEMEX.

Acquisition and Lease

For core productive activities (well drilling, platform maintenance, etc.) an ad hoc regime will be included in PEMEX Law, its rules and the provisions issued by the Board of Directors.

Citizen Bonds[17]

• PEMEX may issue debt securities that grant their holders a return linked to performance.

• Bonds will only be acquired by Mexicans (individuals, pension funds, mutual funds and market makers).

• The Secretary of Finance and Public Credit will establish the securities’ characteristics and will establish measures through which they will be available to greater number of individuals.

• Cap levels for bonds acquired will be established.

• Financial institutions will be responsible of applying measures to avoid hoarding.

• Obtained resources will be destined to productive works and debt diminishing.

[15]	Pemex-Exploración y Producción, Pemex-Gas y Petroquímica Básica, Pemex-Refinación and Pemex-Petroquímica will continue its activities and comply its task to guarantee its commitments, until the President issues the corresponding reorganization decrees and determines whatever proceeds.

[16]	In accordance with International reference prices, the Secretary of Finance and Public Credit will approve annually a study with formulas of prices among entities.

[17]	The following entities will be in charge of monitoring PEMEX: (i) Audit and Performance Evaluation Committee, (ii) Commissioner, (iii) Órgano Interno de Control, (iv) Auditoría Superior de la Federación and (v) external auditors.
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Debt

• PEMEX will be subject to general debt guidelines and intermediate authorizations from the Secretary of Finance and Public Credit will not be required.

• Just as a justified exception, the Secretary of Finance and Public Credit may oppose to specific debt transactions.

Budget

• PEMEX might, without the Secretary of Finance and Public Credit authorization, (i) make budgetary adjustments and (ii) increase its expenses as its income increases.

• PEMEX investment projects will only be subject to simplified registry in the Secretary of Finance and Public Credit.

National Suppliers

PEMEX must:

• Require minimum percentages of national content.

• Establish preference in favor of proposals that employ national human resources, goods or services.

• Prefer small and medium companies in equal circumstances of national bidding processes.

• Have a specialized area that identifies opportunities for the development of national suppliers and contractors.

Fertilizers

With the objective of offering farming producers fertilizer at accessible prices, PEMEX must:

• Offer to the national fertilizing industry a stable supply and long term contracts that contemplate fixed prices.

• Enter into natural gas prices hedges, used as an input for fertilizers to enable PEMEX to offer fixed prices.

• Give priority to national demand of fertilizing producers in its sulfur sales.

Strategy Against Pipeline Tapping	PEMEX increased surveillance over rights of way and other facilities to combat illegal tapping of its pipelines, as a result:

• On September 18, 2008, 225 thousand liters of condensates were illicitly extracted from several facilities in Reynosa, Tamaulipas and later confiscated.

• On October 13, 2008, 270 thousand liters of condensates were illicitly extracted from the Burgos Basin and later confiscated.

During the first nine months of 2008, 3.73 million liters have been confiscated.
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Appointments	On August 22, 2008, Arturo Arregui García was appointed as Deputy Director of Planning in Pemex-Gas and Basic Petrochemicals.

On October 16, 2008, Gustavo Ernesto Ramírez Rodríguez was appointed as Internal Controler for PEMEX.

Incidents	On September 12, 2008, an explosion and fire took place in the gas pipeline Venta de Carpio-Toluca, which is property of the company “Distribuidora de Gas Natural México”. PEMEX sent a specialized team to support control and fire fighting efforts.

On September 24, 2008, an accident occurred during rehearsal in the Tula, Hidalgo refinery. We regret the death of Heriberto Garrido Mortera.
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Annex
Table A1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil production by selected fields

				2006				2007				2008
	2003	2004	2005	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
							(Mbd)
Total	3,371	3,383	3,333	3,345	3,329	3,247	3,104	3,158	3,166	3,055	2,951	2,911	2,801	2,755

Northeast Marine Region	2,416	2,441	2,357	2,334	2,289	2,174	2,026	2,074	2,111	2,011	1,901	1,881	1,778	1,697
Cantarell	2,108	2,125	2,029	1,937	1,850	1,751	1,617	1,582	1,580	1,435	1,286	1,182	1,043	955
Akal-Nohoch	2,054	2,079	1,973	1,882	1,797	1,698	1,564	1,529	1,533	1,391	1,239	1,137	1,000	899
Chac	20	17	12	13	13	12	11	11	11	14	14	13	13	12
Ixtoc	11	11	13	14	15	14	13	13	11	11	12	13	12	12
Sihil	9	6	19	16	14	16	17	18	12	8	10	9	8	22
Kutz	13	12	12	12	12	12	12	12	12	11	11	11	11	11
Ku	197	191	203	244	278	282	272	310	330	328	342	360	361	359
Zaap	41	57	69	82	76	66	62	89	91	123	148	197	219	232
Maloob	50	53	47	57	64	50	45	55	64	83	91	100	114	112
Others	21	15	9	14	21	27	29	39	47	42	34	41	41	39

Southwest Marine Region	398	388	396	428	454	498	519	522	493	493	515	495	486	507
Chuc	99	93	103	111	106	110	99	96	94	82	78	76	71	68
Caan	114	108	98	93	90	86	84	75	69	69	75	66	76	68
Ixtal	—	—	9	24	45	53	68	77	50	74	73	74	56	98
Sinan	0	18	32	39	44	62	65	66	70	66	62	64	60	53
Bolontiku	—	15	40	46	45	73	66	83	93	81	89	88	78	81
Others	148	137	133	137	136	148	164	170	177	175	200	190	202	197

Southern Region	483	473	497	499	501	491	474	475	472	465	449	449	450	466
Samaria	73	62	65	66	64	64	61	67	63	59	58	55	52	51
Jujo	51	44	50	54	58	59	55	53	52	51	50	46	46	47
Iride	44	46	50	51	50	46	46	46	42	40	38	37	35	35
Puerto Ceiba	46	77	77	63	59	52	45	42	41	41	40	36	33	32
Sen	21	13	19	22	22	21	21	21	27	29	29	38	37	39
Tecominoacán	23	20	22	28	31	30	26	25	24	21	20	23	24	27
Pijije	12	11	13	14	15	15	14	14	14	14	15	15	19	18
Cárdenas	14	13	15	19	21	18	15	15	14	14	13	12	12	12
Cunduacán	23	26	27	23	23	21	18	16	15	13	12	12	13	13
Mora	5	4	4	5	9	10	11	12	12	12	11	10	10	10
Yagual	4	6	12	11	10	11	11	11	13	12	10	10	9	9
Oxiacaque	6	6	6	6	6	9	10	11	12	11	11	9	8	9
Ogarrio	5	5	7	7	8	9	10	9	10	10	7	8	9	9
Cactus	12	11	9	8	9	9	8	9	9	9	9	10	10	10
Chinchorro	10	9	8	7	7	7	8	8	7	8	8	9	8	9
Others	131	117	110	113	109	108	112	117	119	124	119	120	127	139

Northern Region (1)	74	81	84	84	85	84	85	87	89	87	85	87	88	86
Poza Rica	10	11	10	10	10	10	10	10	10	9	9	8	7	7
Tajín	3	6	6	6	5	5	5	7	8	9	7	12	13	12
Arenque	9	8	9	8	9	8	8	8	8	8	7	6	6	7
Coapechapa	0	4	9	10	7	6	6	7	6	5	6	7	7	7
Agua Fría	2	7	6	7	8	8	6	5	4	5	6	7	6	6
Constituciones	5	5	5	5	5	5	5	5	5	4	5	5	4	4
Others	44	40	38	37	41	42	45	46	49	48	45	44	45	43

(1)	Production by Chicontepec. 1Q08: 28 Mbd. 2Q08: 30 Mbd. 3Q08: 31 Mbd.
Note: Numbers may not total due to rounding.
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Table A2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas production by selected fields

				2006				2007				2008
	2003	2004	2005	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
	(MMcfd)
Total	4,498	4,573	4,818	5,094	5,281	5,478	5,565	5,816	6,033	6,094	6,285	6,586	6,861	6,963

Northeast Marine Region	940	947	928	931	958	923	870	992	1,129	1,147	1,356	1,647	1,854	1,913
Cantarell	782	786	759	731	739	715	678	782	930	925	1,124	1,383	1,586	1,634
Akal-Nohoch	750	759	720	687	698	675	634	740	888	873	1,069	1,335	1,553	1,595
Ixtoc	13	13	21	24	21	21	22	19	23	34	31	29	18	19
Sihil	6	2	8	10	9	10	12	13	10	7	12	8	4	9
Kutz	6	5	5	5	5	5	5	5	5	5	5	5	5	5
Chac	9	7	5	5	5	5	5	5	5	6	6	6	6	5
Ku	111	101	103	127	152	150	137	146	138	147	153	161	153	159
Others	47	61	65	73	67	58	56	64	61	75	79	103	114	120

Southwest Marine Region	581	603	655	750	810	908	953	985	940	1,010	1,035	991	1,016	1,046
Caan	206	215	206	196	189	181	176	171	159	200	212	188	227	209
Sinan	1	48	80	94	104	156	136	140	152	144	141	130	110	90
May	—	—	24	67	68	65	139	135	121	152	165	173	229	206
Ixtal	—	—	13	35	87	98	122	143	99	151	147	152	113	200
Chuc	119	95	113	118	113	121	109	107	107	93	84	82	78	75
Bolontiku	—	15	40	46	45	73	66	83	93	81	89	88	78	81
Others	188	178	176	183	177	200	190	210	227	212	224	213	207	213

Southern Region	1,630	1,495	1,400	1,361	1,318	1,355	1,375	1,365	1,392	1,378	1,277	1,364	1,419	1,492
Iride	77	70	93	109	109	101	106	108	116	104	96	92	93	108
Samaria	99	102	88	78	76	81	76	107	101	88	89	83	83	83
Narvaez	—	—	0	0	—	47	73	87	83	82	85	88	90	101
Cunduacán	55	71	88	99	101	97	92	85	80	61	58	60	66	59
Sen	64	33	47	56	57	55	55	54	71	73	75	90	106	117
Muspac	215	145	115	92	86	81	78	76	74	75	24	61	65	53
Giraldas	96	89	74	64	61	63	63	60	61	62	62	70	70	71
Jujo	58	45	54	64	54	54	57	58	57	53	57	63	66	61
Oxiacaque	16	17	13	14	15	15	18	32	41	62	74	77	76	81
Copano	82	78	65	60	55	53	51	50	49	47	48	44	42	40
Pijije	35	32	37	42	42	43	42	42	41	37	38	36	43	44
Tizón	13	24	28	26	26	33	32	31	36	42	40	33	32	54
Catedral	128	100	74	66	54	53	49	44	44	40	11	20	22	18
Puerto Ceiba	29	53	51	43	39	35	32	29	29	29	29	27	25	24
José Colomo	37	36	35	32	31	28	29	29	30	29	28	28	26	26
Tecominoacán	25	31	34	40	41	41	37	28	30	28	26	29	27	29
Cárdenas	28	27	33	41	41	38	33	31	25	26	28	26	25	27
Costero	—	0	—	—	0	9	35	18	12	43	18	40	52	81
Others	538	508	436	409	401	404	432	412	432	462	444	478	500	540

Northern Region(1)	1,347	1,528	1,835	2,052	2,196	2,292	2,366	2,475	2,572	2,559	2,616	2,583	2,572	2,512
Lizamba	4	12	103	137	139	160	173	235	233	225	279	303	307	297
Arquimia	—	—	—	16	125	147	161	195	219	198	195	167	129	101
Apertura	—	—	52	121	139	150	162	168	181	157	175	176	158	138
Culebra	201	169	172	157	161	171	183	154	160	167	170	165	145	139
Velero	22	38	50	54	65	73	91	105	112	124	111	94	86	82
Cuitláhuac	91	113	116	121	120	116	112	100	100	96	91	91	84	84
Arcabuz	33	40	65	71	77	81	79	97	88	95	98	104	95	85
Lankahuasa	—	—	—	6	28	69	98	104	101	83	79	72	66	61
Fundador	3	14	50	93	94	102	91	87	84	89	86	77	83	78
Vistoso	8	80	117	120	116	118	113	100	90	66	64	60	54	45
Arcos	141	104	92	104	101	100	78	69	67	60	61	55	62	53
Papán	—	—	—	—	—	—	—	—	14	98	115	129	197	256
Cañón	16	22	53	59	56	49	51	50	53	53	53	49	44	45
Others	737	834	892	936	922	903	922	968	1,043	1,109	1,119	1,135	1,231	1,275

(1)	Chicontepec production. 1Q08: 44 MMcfd. 2Q08: 50 MMcfd. 3Q08: 51 MMcfd.
Note: Numbers may not total due to rounding.
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Table A3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected operational information

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2007	2008	Change		2007	2008	Change

Production
Total hydrocarbons (Mboed)	4,375	4,271	-2.4%	(105)	4,420	4,298	-2.8%	(122)
Total crude oil (Mbd)	3,055	2,755	-9.8%	(300)	3,126	2,822	-9.7%	(304)
Total gas equivalent (Mboed)(1)	1,320	1,516	14.8%	196	1,294	1,476	14.1%	182
Offshore crude oil / Total crude oil production	82.5%	80.7%	-1.8%		82.6%	81.5%	-1.1%

(1)	Includes condensates.
Note: Numbers may not total due to rounding. Mboed stands for Thousand barrels of crude oil equivalent per day.
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Table A4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheet

	As of September 30,
	2007	2008	Change		2008
	(Ps. MM)				(US$MM)
Current assets	409,999	429,046	4.6%	19,047	39,070
Cash & cash equivalents	153,539	151,054	-1.6%	(2,485)	13,755
Net accounts receivable	182,236	155,315	-14.8%	(26,921)	14,143
Inventories	74,225	122,677	65.3%	48,453	11,171
of products	70,671	118,530	67.7%	47,859	10,794
of materials	3,554	4,147	16.7%	593	378

Investments in shares	33,697	28,607	-15.1%	(5,091)	2,605

Properties and equipment	778,201	831,832	6.9%	53,631	75,749

Intangible asset derived from the actuarial computation of labor obligations	76,484	—	-100.0%	(76,484)	—

Other assets	4,048	10,385	156.6%	6,337	946

Total assets	1,302,429	1,299,870	-0.2%	(2,559)	118,370

Short-term liabilities	205,954	224,138	8.8%	18,184	20,411
Short-term debt(1)	62,901	83,771	33.2%	20,870	7,628
Suppliers	28,027	37,796	34.9%	9,769	3,442
Net accounts payable	30,553	38,777	26.9%	8,224	3,531
Taxes payable	84,473	63,794	-24.5%	(20,679)	5,809

Long-term liabilities	1,030,535	969,070	-6.0%	(61,465)	88,246
Long-term debt(1)	483,467	445,773	-7.8%	(37,695)	40,593
Reserve for retirement payments, pensions and seniority premiums	511,748	466,050	-8.9%	(45,698)	42,440

Reserve for abandonment and dismantling, provisions, diverse credits and others	30,899	51,248	65.86%	20,349	4,667
Deferred taxes	4,420	5,999	35.7%	1,579	546

Total liabilities	1,236,489	1,193,208	-3.5%	(43,281)	108,657

Total equity	65,940	106,662	61.8%	40,722	9,713

Total liabilities and equity	1,302,429	1,299,870	-0.2%	(2,559)	118,370

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
(1)	Includes documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance Ltd.and Repcon Lux, S.A.

Note: Numbers may not total due to rounding.
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PEMEX Unaudited Financial Results Report as of September 30, 2008.	40/47

PEMEX	Corporate Finance Office — Investor Relations
Table A5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total sales	294,494	371,873	26.3%	77,379	33,864	824,097	1,064,913	29.2%	240,816	96,974
Domestic sales	147,661	177,756	20.4%	30,095	16,187	435,507	519,382	19.3%	83,874	47,296
Exports	144,133	191,074	32.6%	46,941	17,400	385,355	541,944	40.6%	156,589	49,351
Services income	2,701	3,044	12.7%	343	277	3,235	3,587	10.9%	352	327

Cost of sales(1)	117,226	162,387	38.5%	45,162	14,787	320,928	440,993	37.4%	120,065	40,158

Gross income	177,269	209,486	18.2%	32,217	19,076	503,169	623,919	24.0%	120,751	56,816

General expenses(1)	21,353	17,319	-18.9%	(4,034)	1,577	60,325	71,582	18.7%	11,257	6,518
Distribution expenses	6,392	5,146	-19.5%	(1,246)	469	18,754	22,289	18.8%	3,534	2,030
Administrative expenses	14,962	12,173	-18.6%	(2,788)	1,109	41,571	49,293	18.6%	7,722	4,489

Operating income (loss)	155,915	192,167	23.3%	36,251	17,499	442,843	552,338	24.7%	109,494	50,298

Other revenues (expenses) -net-(2)	17,860	65,804	268.4%	47,943	5,992	49,858	161,661	224.2%	111,803	14,721

Comprehensive financing result	(3,412)	(14,715)	-331.2%	(11,303)	(1,340)	(18,625)	(22,095)	-18.6%	(3,470)	(2,012)

Participation in results of subsidiaries and associates	(1,266)	(5,916)	-367.4%	(4,650)	(539)	4,604	(1,288)	-128.0%	(5,892)	(117)

Income before taxes and duties	169,098	237,340	40.4%	68,242	21,613	478,681	690,616	44.3%	211,936	62,890

Taxes and duties	182,804	251,733	37.7%	68,929	22,924	464,548	685,061	47.5%	220,513	62,384

Net income (loss)	(13,706)	(14,393)	-5.0%	(687)	(1,311)	14,133	5,555	-60.7%	(8,577)	506

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes the cost of the reserve for retirment payments, pensions and indemnities. (2) Includes the reimbursement of the Special Tax on Production and Services (IEPS). Note: Numbers may not total due to rounding.

(2)	Includes the reimbursement of the Special Tax on Production and Services (IEPS).

Note: Numbers may not total due to rounding.
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PEMEX Unaudited Financial Results Report as of September 30, 2008.	41/47

PEMEX	Corporate Finance Office — Investor Relations
Table A6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected financial indexes

	Third quarter (Jul.-Sep.)			Nine months ending Sep. 30,
	2007	2008	Change	2007	2008	Change		2008
								(US$MM)
Consolidated income statement ratios
Cost of sales / Total sales	39.8%	43.7%	3.9%	38.9%	41.4%		2.5%
Depreciation / Cost of sales and General expenses	11.1%	12.5%	1.4%	12.7%	12.2%		-0.5%
Operating income / Total sales	52.9%	51.7%	-1.3%	53.7%	51.9%		-1.9%
Taxes and duties / Total sales	62.1%	67.7%	5.6%	56.4%	64.3%		8.0%

Consolidated balance sheet ratios				As of September 30,
Working capital (Ps. MM)(1)				204,045	204,908	0.4%	863	19,243
Properties and equipment / Total Assets				59.7%	64.0%	4.2%
Total debt / Total liabilites and equity				41.9%	40.7%	-1.2%

Pemex — Exploration and Production ratios				Nine months ending Sep. 30,
Sales / Hydrocarbons production (Ps. / boe)				533.6	800.8	50.1%	267.2	75.2
Operating income / Hydrocarbons production (Ps. / boe)				416.8	659.7	58.3%	242.9	62.0
Net income / Hydrocarbons production (Ps. / boe)				23.9	59.3	147.7%	35.4	5.6
Taxes and duties / Operating income				90.7%	87.4%	-3.3%

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Current assets minus short-term liabilities.

Note:	Numbers may not total due to rounding.
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PEMEX Unaudited Financial Results Report as of September 30, 2008.	42/47

PEMEX	Corporate Finance Office — Investor Relations
Table A7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statement of cashflow (indirect method)

	2008	2008
		(US$MM)

Operating activities
Income before taxes and duties	690,616	62,890

Items related to investing activities	145,021	13,206

Depreciation and amortization	62,566	5,697
Participation in subsidiary companies and joint ventures	(1,288)	(117)
Other items	83,742	7,626

Items related to financing activities	4,294	391

Accrued interest	(3,766)	(343)
Other items	8,060	734

Funds provided by income before taxes and duties	839,931	76,487

Accounts receivables	8,021	730
Inventories	(29,360)	(2,674)
Other accounts receivable and other assets	(461)	(42)
Suppliers	2,657	242
Other liabilities	(15,255)	(1,389)
Taxes and duties paid	(767,860)	(69,924)
Funds provided by (used in) the operation	(802,259)	(73,056)

Net cashflow from operating activities	37,672	3,431

Investing activities
Property, plant and equipment	(89,686)	(8,167)
Sale of property, plant and equipment	1,772	161
Other permanent investments	5,745	523
Other items	1,646	150

Net cashflow from investing activities	(80,522)	(7,333)

Exceeding (required) funds for financing activities	(42,850)	(3,902)

Financing activities
Bank loans	45,333	4,128
Securities	60,313	5,492
Amortization of bank loans	(53,235)	(4,848)
Amortization of securities	(28,040)	(2,553)
Future equity increases	2,806	256
Other items	(4,270)	(389)

Net cashflow from financing activities	22,907	2,086

Net increase in cash and cash equivalents	(19,944)	(1,816)

Cash and cash equivalents at the beginning of the year	170,997	15,572

Cash and cash equivalents at the end of the year	151,054	13,755

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = US$1.00 as of September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Free cashflow is not registered under NIF but are reconciled to NIF as set forth above. Note: Numbers may not total due to rounding.

Note:	Numbers may not total due to rounding.
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PEMEX Unaudited Financial Results Report as of September 30, 2008.	43/47

PEMEX	Corporate Finance Office — Investor Relations
Table A8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Subsidiary Entities’ contribution to financial results

					Subsidiary
	Exploration and		Gas and Basic		Companies and	Intersegment
	Production	Refining	Petrochemicals	Petrochemicals	Corporate	eliminations	Total
	(Ps. MM)
Nine months ending September 30, 2008
Total sales	939,719	416,953	213,073	64,555	800,575	(1,369,962)	1,064,913
External clients	—	369,684	129,207	20,491	541,944	—	1,061,326
Intersegment	939,719	44,599	83,867	44,064	256,969	(1,369,217)	(0)
Revenues from services	—	2,670	—	—	1,661	(744)	3,587
Gross income (loss)	797,137	(186,784)	9,930	(5,508)	38,406	(29,262)	623,919
Operating income (loss)	774,090	(217,603)	1,765	(14,557)	9,128	(486)	552,337
Comprehensive financing result	(29,403)	(8,228)	2,662	469	13,828	(1,422)	(22,094)
Depreciation and amortization	51,465	7,226	2,598	824	453	—	62,566
Cost of the reserve for labor obligations	28,663	27,490	6,648	7,833	13,343	—	83,977
Taxes and duties	676,457	3,900	821	205	3,677	—	685,061
Net income (loss)	69,620	(70,705)	4,161	(13,862)	14,589	1,752	5,555

As of September 30, 2008
Current assets	709,966	250,849	93,464	69,186	564,885	(1,259,305)	429,046
Investment in shares	377	157	1,247	—	776,719	(749,894)	28,607
Fixed assets	604,291	164,105	41,136	15,333	8,280	(1,314)	831,832
Acquisition of fixed assets	81,617	8,233	1,677	659	1,895	—	94,081
Total assets	1,335,818	416,239	136,150	84,796	2,761,050	(3,434,183)	1,299,870
Short-term liabilities	155,577	172,872	36,373	11,284	1,103,400	(1,255,368)	224,138
Reserve for labor obligations	163,231	158,004	38,410	44,276	62,130	—	466,050
Total liabilities	1,031,886	383,123	86,386	56,657	2,620,763	(2,985,608)	1,193,208
Equity	303,932	33,116	49,764	28,139	140,287	(448,575)	106,662

Nine months ending September 30, 2007
Total sales	643,938	349,742	165,803	45,204	554,384	(934,975)	824,096
External clients	—	315,809	103,033	16,664	385,355	—	820,862
Intersegment	643,938	31,595	62,769	28,540	167,651	(934,493)	(0)
Revenues from services	—	2,338	—	—	1,378	(481)	3,235
Gross income (loss)	526,533	(38,751)	14,211	(4,419)	28,888	(23,294)	503,169
Operating income (loss)	502,972	(62,891)	8,324	(9,619)	4,550	(492)	442,844
Comprehensive financing result	(19,172)	(5,209)	990	(607)	5,500	(125)	(18,624)
Depreciation and amortization	38,327	6,194	2,599	743	486	—	48,349
Cost of the reserve for labor obligations	21,112	20,416	4,668	5,953	9,094	—	61,242
Taxes and duties	456,077	2,536	3,171	192	2,572	—	464,548
Net income (loss)	28,900	(23,573)	6,693	(10,622)	23,787	(11,053)	14,133

As of September 30, 2007
Current assets	651,722	209,668	91,621	47,343	483,274	(1,073,628)	409,999
Investment in shares	336	157	964	—	627,122	(594,881)	33,697
Fixed assets	553,798	160,197	40,219	15,695	8,293	—	778,201
Acquisition of fixed assets	112,510	9,045	2,032	724	81	—	124,393
Total assets	1,250,579	396,655	138,727	69,176	2,323,516	(2,876,223)	1,302,429
Short-term liabilities	156,120	152,602	34,593	12,719	933,120	(1,083,199)	205,954
Reserve for labor obligations	176,486	173,762	39,724	48,577	73,198	—	511,748
Total liabilities	925,113	375,238	82,103	62,557	2,239,551	(2,448,073)	1,236,489
Equity	325,466	21,417	56,623	6,619	83,964	(428,150)	65,940

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007; 2008 amounts are expressed in nominal terms.

Note:	Numbers may not total due to rounding.
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PEMEX Unaudited Financial Results Report as of September 30, 2008.	44/47

PEMEX	Corporate Finance Office — Investor Relations
Table A9
Main Tenders
Pemex-Exploration and Production

	Amount	Announced
Tender number	US$MM	date	Description	Status	Awarded to:

18575107-028-08	200.4	15/05/08	AIR TRANSPORTATION	AWARDED	HELISERVICIO CAMPECHE
18575088-011-08	181.7	18/07/08	LEASING OF OFFSHORE DRILLING PLATFORM	AWARDED	NOBLE CONTRACTING SARL
18575088-007-08	175.7	31/07/08	LEASING OF OFFSHORE DRILLING PLATFORM AND EQUIPMENT	AWARDED	KCA DEUTAG OFFSHORE AS
18575008-027-08	153.4	15/08/08	3D SEISMIC	AWARDED	PGS MEXICANA
18575088-010-08	121.9	28/08/08	LEASING OF OFFSHORE DRILLING PLATFORMS	AWARDED	NOBLE CONTRACTING SARL
18575106-027-08	114.9	26/09/08	PROCUREMENT AND CONSTRUCTION OF OFFSHORE OILPIPELINES	AWARDED	OCEANOGRAFÍA
18575107-044-08	104.0	20/08/08	AIR TRANSPORTATION	AWARDED	HELICÓPTEROS Y VEHÍCULOS AÉREOS NACIONALES
18575106-025-08	73.3	26/09/08	PROCUREMENT AND CONSTRUCTION OF OILPIPELINES	AWARDED	CONDUX
18575050-011-08	72.5	01/08/08	OFFSHORE DRILLING AND EQUIPMENT	AWARDED	PERFOLAT DE MÉXICO / AMERICAN OIL TOOLS
18575004-029-08	71.9	22/08/08	MECHANICAL PUMPING IN THE NORTHERN REGION	AWARDED	OPERMAR DE MÉXICO
18575051-027-08	66.8	29/08/08	MAINTENANCE IN POZA RICA — ALTAMIRA	AWARDED	MERCO INGENIERÍA INDUSTRIAL
18575051-029-08	62.3	29/08/08	MAINTENANCE IN POZA RICA — ALTAMIRA	AWARDED	KEY ENERGY SERVICES DE MÉXICO
18575107-018-08	59.9	19/08/08	SEA TRANSPORTATION	AWARDED	OCEANOGRAFÍA
18575088-010-08	49.9	28/08/08	LEASING OF OFFSHORE DRILLING PLATFORMS	AWARDED	NABORS PERFORACIÓNES DE MÉXICO
18575107-086-07	46.3	22/09/08	SEA TRANSPORTATION	AWARDED	OCEANOGRAFÍA
18575051-017-08	37.6	15/08/08	VERTICAL DRILLING IN THE NORTHERN REGION	AWARDED	KRC GRUPO PETROLERO DE MÉXICO
18575107-018-08	31.4	19/08/08	SEA TRANSPORTATION	AWARDED	COTEMAR
18575107-056-08	24.6	29/09/08	SEA TRANSPORTATION	AWARDED	TMM DIVISIÓN MARÍTIMA
18575008-025-08	24.0	17/07/08	REHABILITATION AND/OR CONSTRUCTION IN POZA RICA-ALTAMIRA.	AWARDED	FABRICACION Y REPARACIÓN ELECTROMECÁNICA
18575107-049-08	20.8	19/09/08	SEA TRANSPORTATION	AWARDED	NAVIERA INTEGRAL
18575062-012-08	20.5	18/07/08	CONSTRUCTION OF INFRASTRUCTURE FOR HYDROCARBON TRANSPORTATION	AWARDED	CONSTRUCTORA MARUSA
18575050-013-08	13.8	22/08/08	OFFSHORE MAINTENANCE	AWARDED	INTEGRATED POWER SYSTEMS
18575106-013-08	12.8	25/07/08	CONSTRUCTION OF INFRASTRUCTURE FOR ALTAMIRA CRUDE EXPORTS	AWARDED	ATICA CORPORACIÓN
18575008-032-08	12.4	12/08/08	CONSTRUCTION AND/OR REHABILITATION OF ROADS AND PLATFORMS AT ATG	AWARDED	DUFROMEX
18575008-033-08	12.0	29/08/08	CONSTRUCTION AND/OR REHABILITATION OF ROADS AND PLATFORMS AT ATG	AWARDED	LUNA RODRIGUEZ
18575021-018-08	11.2	01/10/08	REHABILITATION OF CONTROL SYSTEMS	AWARDED	GRUPO PROASIP
18575008-038-08	11.2	10/09/08	GEOLOGICAL CONTROL OF WELLS IN THE NORTHERN REGION	AWARDED	THE MUDLOGGING COMPANY MÉXICO
18575021-013-08	9.4	18/07/08	TECHNICAL APPLICATIONS PROCESSING OF ENGINEERING GEOSCIENCES	AWARDED	HEWLETT-PACKARD MÉXICO
18575095-016-08	7.5	13/08/08	GAS MOTOCOMPRESSION IN MACUSPANA	AWARDED	EXTERRAN ENERGY DE MÉXICO
18575095-016-08	5.7	13/08/08	GAS MOTOCOMPRESSION IN MACUSPANA	AWARDED	COMPRESSCO DE MÉXICO
18575107-048-08	4.1	05/09/08	SEA TRANSPORTATION	AWARDED	TIDEWATER DE MÉXICO
18575107-048-08	4.1	05/09/08	SEA TRANSPORTATION	AWARDED	NAVIERA INTEGRAL
18575107-050-08	3.8	12/09/08	SEA TRANSPORTATION	AWARDED	DESARROLLO NAVIERO MEXICANO
18575107-050-08	3.8	12/09/08	SEA TRANSPORTATION	AWARDED	PERFORADORA CENTRAL
18575107-050-08	3.5	12/09/08	SEA TRANSPORTATION	AWARDED	TMM DIVISIÓN MARÍTIMA
18575107-048-08	2.0	05/09/08	SEA TRANSPORTATION	AWARDED	COTEMAR
18575050-015-08	N/D	05/08/08	PRODUCTION PERFORATION AND SPECIAL OPERATIONS OFFSHORE	PENDING
18575088-012-08	N/D	19/08/08	LEASING OF OFFSHORE DRILLING PLATFORMS	PENDING
18575106-037-08	N/D	09/10/08	CONSTRUCTION OF PLATFORMS FOR WELLS RECOVERY IN AKAL	PENDING
18575106-038-08	N/D	09/10/08	CONSTRUCTION OF PLATFORMS FOR WELLS RECOVERY IN AKAL	PENDING
18575106-039-08	N/D	09/10/08	CONSTRUCTION OF PLATFORMS FOR WELLS RECOVERY IN AKAL	PENDING
18575106-040-08	N/D	09/10/08	CONSTRUCTION OF PLATFORMS FOR WELLS RECOVERY IN AKAL	PENDING
18575088-017-08	N/D	16/10/08	LEASING OF OFFSHORE DRILLING PLATFORMS	PENDING
Note: Additional information of the tenders here presented, as well from those with amounts minor to Ps. 100 MM can be consulted at www.compranet.gob.mx.
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PEMEX Unaudited Financial Results Report as of September 30, 2008.	45/47

PEMEX	Corporate Finance Office — Investor Relations
Table A10
Main Tenders
Pemex-Gas and Basic Petrochemicals

	Amount	Announced
Tender number	US$MM	date	Description	Status	Awarded to:

18577001-016-08	6.8	01/08/08	BUTTERFLY BULB	AWARDED	EQUIPOS Y SERVICIOS VICA
18577002-011-08	3.3	08/07/08	SUBSTITUTION OF PIPELINES	AWARDED	COMERCIALIZACIÓN INTERNACIONAL DE TAMPICO
18577002-010-08	3.2	01/07/08	INSPECTION WITH MAGNETIC FLUID EQUIPMENT	AWARDED	TUBOSCOPE MÉXICO
18577008-001-08	2.8	14/07/08	WORKING CLOTHING	AWARDED	UNIFORMES INDUSTRIALES COMANDO
18577001-022-08	1.0	29/08/08	PURCHASING OF PUMPS FOR GPCs	AWARDED	REFACCIONES CENTRIFUGAS HORIZONTALES
18577009-004-08	N/D	10/07/08	MODERNIZATION OF ANTIFIRE SYSTEM AT POZA RICA GPC	VOID
18577001-036-08	N/D	28/08/08	POWER GENERATION USING NATURAL GAS	PENDING
Note: Additional information of the tenders here presented, as well from those with amounts minor to Ps. 100 MM can be consulted at www.compranet.gob.mx.
Table A11
Main Tenders
Pemex-Refining

	Amount	Announced
Tender number	US$MM	date	Description	Status	Awarded to:

18576176-019-08	17.0	19/08/08	CERTIFICATION OF OILPIPELINE AT NVO. TEAPA VENTA DE CARPIO	AWARDED	TUBOSCOPE MÉXICO
18576176-020-08	9.9	20/08/08	EVALUATION OF OILPIPELINE AT NVO. TEAPA MENDOZA	AWARDED	WEATHERFORD DE MÉXICO
18576009-023-08	7.3	09/07/08	PURCHASE OF SPARE PARTS AND MATERIALS	AWARDED	PETRO GLOBAL
18576009-023-08	3.1	09/07/08	PURCHASE OF SPARE PARTS AND MATERIALS	AWARDED	COEL
18572039-006-08	N/D	11/09/08	ENGINEERING, PROCUREMENT AND CONSTRUCTION OF DESULFURIZING PLANTS AT TULA AND SALAMANCA	PENDING
18576112-021-08	N/D	30/09/08	CARBON STEEL TUBING	PENDING
Note: Additional information of the tenders here presented, as well from those with amounts minor to Ps. 100 MM can be consulted at www.compranet.gob.mx.
Table A12
Main Tenders
Pemex-Petrochemicals

	Amount	Announced
Tender number	US$MM	date	Description	Status	Awarded to:

18578010-009-08	3.5	14/07/08	WORKING CLOTHING	AWARDED	STANLEY ADAMS
18578025-018-08	3.0	11/08/08	WORKS AT THE ETHYILENE PLANT AT MORELOS	AWARDED	OPC INGENIERÍA Y CONSTRUCCIÓN
18578012-036-08	2.6	30/09/08	MAINTENANCE TO CANGREJERA	AWARDED	COIMSUR
18578010-010-08	1.7	07/08/08	SAFETY FOOTWEAR	AWARDED	LINEA EN SEGURIDAD
18578010-010-08	1.4	07/08/08	SAFETY FOOTWEAR	AWARDED	CALZADO VAN VIEN
18578010-009-08	1.4	14/07/08	WORKING CLOTHING	AWARDED	UNIFORMES INDUSTRIALES COMANDO
Note: Additional information of the tenders here presented, as well from those with amounts minor to Ps. 100 MM can be consulted at www.compranet.gob.mx.
www.pemex.com

PEMEX Unaudited Financial Results Report as of September 30, 2008.	46/47

PEMEX	Corporate Finance Office — Investor Relations
If you would like to contact Investor Relations or be included in our distribution list, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412
ri@dcf.pemex.com

Celina Torres	Andrés Brügmann
ctorresu@dcf.pemex.com	abrugmann@dcf.pemex.com

Rebeca González	Guillermo Regalado
rgonzalez@dcf.pemex.com	gregalado@dcf.pemex.com

Carmina Moreno	Cristina Arista
cmoreno@dcf.pemex.com	darista@dcf.pemex.com

Eduardo Ruiz-Healy	Paulina Nieto
eruizh@dcf.pemex.com	pnietob@dcf.pemex.com
PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex- Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.
Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate, as of September 30, 2008, of Ps. 10.9814 = US$1.00. Such translation should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.
We may include forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC ‘s website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.
EBITDA is a non-US GAAP measure.
www.pemex.com

PEMEX Unaudited Financial Results Report as of September 30, 2008.	47/47

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos
Associate Managing Director of Finance
Date: November 12, 2008
FORWARD-LOOKING STATEMENTS
This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.